FILED PURSUANT TO
RULE 424 (B) (2)
REGISTRATION NO: 333-118910

PROSPECTUS SUPPLEMENT

(To Prospectus Dated September 24, 2004)

3,000,000 Shares

Regency Centers Corporation

6.70% Series 5 Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per Share)

We are selling 3,000,000 shares of our 6.70% Series 5 Cumulative Redeemable Preferred Stock, $0.01 par value. The liquidation preference of the Series 5 preferred stock is $25 per share.

The Series 5 preferred stock will not be redeemable prior to August 2, 2010. On or after August 2, 2010, we may redeem the Series 5 preferred stock at $25 per share, plus accumulated and unpaid dividends. Dividends on the Series 5 preferred stock will be cumulative from the date of issuance and are payable quarterly, starting September 30, 2005.

We have applied to list the shares of Series 5 preferred stock on the New York Stock Exchange under the symbol “REGPRE” and expect that trading will commence upon the initial delivery of the shares.

Investing in the shares of Series 5 preferred stock involves risks. See “ Risk Factors” beginning on page S-2 of this prospectus supplement and on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$25.0000	$75,000,000
Underwriting Discount(1)	$0.7875	$2,362,500
Proceeds to Regency Centers Corporation (before expenses)(1)	$24.2125	$72,637,500

(1)	See “Underwriting.”

The underwriters expect to deliver the shares of Series 5 preferred stock to purchasers on or about August 2, 2005.

Joint Bookrunning Managers

Citigroup	JPMorgan	Wachovia Securities

July 27, 2005

PROSPECTUS SUPPLEMENT SUMMARY

The following is only a summary. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read this together with the more detailed information elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer	Regency Centers Corporation. We are a real estate investment trust which acquires, owns, develops and manages grocery-anchored shopping centers in target markets in the United States.

Securities Offered	3,000,000 shares of 6.70% Series 5 Cumulative Redeemable Preferred Stock, which we refer to as the Series 5 preferred stock.

Use of Proceeds	We will use the net proceeds of this offering to reduce outstanding debt under our line of credit. See “Use of Proceeds”.

Ranking	With respect to the payment of dividends and amounts upon liquidation, the Series 5 preferred stock will rank equally with all of our other preferred shares and will rank senior to our common shares.

Dividends

Dividends on the Series 5 preferred stock are cumulative from the date of issuance and are payable quarterly on or before March 31, June 30, September 30 and December 31 of each year, out of funds legally available for the payment of dividends, at the rate of 6.70% per year of the $25 liquidation preference (equivalent to $1.675 per share). The first dividend is payable on September 30, 2005, and at that time shareholders will be entitled to receive a prorated amount for the period from the date of original issuance of the shares through September 30, 2005. Dividends on the Series 5 preferred stock will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared.

Liquidation Preference	The liquidation preference of the Series 5 preferred stock is $25 per share.

Optional Redemption by Us

The Series 5 preferred stock is not redeemable prior to August 2, 2010. On or after August 2, 2010, the Series 5 preferred stock will be redeemable for cash at our option, in whole or in part, at $25 per share, plus accumulated and unpaid dividends to the redemption date.

Voting Rights

Except as described in this prospectus supplement and in the accompanying prospectus, holders of the Series 5 preferred stock will not have any voting rights. On any matter on which the Series 5 preferred stock may vote (as expressly provided in this prospectus supplement or as may be required by law), each share of Series 5 preferred stock will be entitled to one vote.

No Conversion Rights	The Series 5 preferred stock is not convertible into or exchangeable for any of our other property or securities.

Listing

We have applied to have the shares of Series 5 preferred stock listed on the New York Stock Exchange under the symbol “REGPRE” and expect that trading will commence upon the initial delivery of the shares.

RISK FACTORS

Investing in the Series 5 preferred stock involves risks, including those described below. For additional information about the risk factors relevant to an investment in the Series 5 preferred stock, we refer you to the section captioned “Risk Factors Relating to the Ownership of Regency Common Stock” in our annual report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission, or the SEC, on March 16, 2005, which is incorporated by reference into this prospectus supplement, and to the section captioned “Risk Factors” beginning on page 3 of the accompanying prospectus.

The market value of the Series 5 preferred stock may fluctuate, and you may not be able to resell your shares for the same price you paid.

As with other publicly traded securities, the value of the shares of Series 5 preferred stock will depend on various market conditions and other factors which may change from time to time. In particular, the market value of the shares may fluctuate depending on, among other things, market interest rates relative to the dividend rate on the Series 5 preferred stock, the extent of investor interest in Regency, our reputation and the reputation of REITs generally, the market’s perception of our growth potential and the value of our assets, our operating results and developments affecting the United States capital markets generally such as changes in economic conditions and the effects of possible acts of terrorism or military action affecting the United States. In addition, there is no established trading market for the Series 5 preferred stock. Although we have applied to list the Series 5 preferred stock on the New York Stock Exchange, we cannot assure you that our application will be accepted. If listing is approved, trading of the Series 5 preferred stock is expected to commence upon initial delivery of the shares. If the Series 5 preferred stock is listed on the New York Stock Exchange, the shares could trade below the public offering price. The offering price may not be indicative of the market price for the shares after the offering. If a market for the Series 5 preferred stock does not develop, you may be unable to resell your shares.

We may encounter difficulties in assimilating the First Washington portfolio.

On June 1, 2005, together with our joint venture partner Macquarie CountryWide Trust of Australia, or Macquarie, we closed the acquisition of 100 retail centers totaling approximately 12.8 million square feet located throughout 17 states and the District of Columbia from a joint venture between the California Public Employees Retirement System, or CalPERS, and an affiliate of First Washington Realty, Inc., or First Washington. The First Washington portfolio is a large acquisition. Although our ownership share of the portfolio is 35%, we will be responsible for managing the entire portfolio once First Washington ends its transitional management and leasing services, which are expected to end on or before June 1, 2007. Adding 100 properties to the portfolio we manage, which now consists of 384 properties (including properties held through joint ventures) as of June 30, 2005, has required us to hire additional personnel. The purchase agreement did not require us to acquire any First Washington offices, personnel or other infrastructure. We may encounter difficulties in integrating such a large portfolio with our existing systems and personnel, which could result in additional expense and adversely affect our cash flow.

Our debt financing may reduce our cash flow.

We do not expect to generate sufficient funds from operations to make balloon principal payments when due on our debt. If we are unable to refinance our debt on acceptable terms, we might be forced (1) to dispose of properties, which might result in losses, or (2) to obtain financing at unfavorable terms. Either could reduce our cash flow. In addition, if we cannot make required mortgage payments, the mortgagee could foreclose on the property securing the mortgage, causing the loss of cash flow from that property to meet obligations. Substantially all of our debt is cross-defaulted, but not cross-collateralized.

Our line of credit imposes covenants which limit our flexibility in obtaining other financing, such as a prohibition on negative pledge agreements.

The additional debt we incurred to fund our portion of the acquisition of the First Washington portfolio has resulted in an increase in our debt-to-equity ratio and the ratio of our debt-to-total assets, which has required us to obtain the consent of our lenders. While we intend to reduce our debt ratios through our capital recycling program, in which we sell properties that no longer meet our long-term investment criteria, we may not be able to do so. A failure to reduce our ratios could require us to seek an extension and an event of default could occur if we do not obtain that extension. In addition, the rating agencies could decide to lower our debt ratings.

Our organizational documents do not limit the amount of debt that may be incurred. The degree to which we are leveraged could have important consequences to you, including the following:

•	leverage could affect our ability to obtain additional financing in the future to repay indebtedness or for working capital, capital expenditures, acquisitions, development or other general corporate purposes;

•	leverage could make us more vulnerable to a downturn in our business or the economy generally; and

•	as a result, our leverage could adversely affect our ability to pay dividends on the Series 5 preferred stock.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov. We also maintain a web site at www.regencycenters.com. Information on our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus supplement and accompanying prospectus are part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, prior to the time that we deliver all the Series 5 preferred stock covered by this prospectus supplement and accompanying prospectus (other than information in documents that is deemed not to be filed):

•	Our annual report on Form 10-K for the year ended December 31, 2004;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2005;

•	Our current reports on Form 8-K filed February 18, 2005, April 1, 2005, April 5, 2005, June 7, 2005 (as amended by our current report on Form 8-K/A filed July 20, 2005), June 14, 2005 and July 19, 2005; and

•	The description of our common stock which is contained in our registration statement on Form 8-A filed on August 30, 1993, and declared effective on October 29, 1993, including amendments or reports filed for the purpose of updating that description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Ms. Diane Ortolano

Shareholder Communications

Regency Centers Corporation

121 W. Forsyth Street, Suite 200

Jacksonville, FL 32202

(904) 598-7727

You should rely only on the information incorporated by reference or provided in this prospectus supplement and accompanying prospectus. We have not authorized anyone else to provide you with different information.

We are not making an offer of the Series 5 preferred stock in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

When we say “we”, “our”, “us” or “Regency”, we mean Regency Centers Corporation and its consolidated subsidiaries, except where we make it clear that we mean only the parent company. When we say “you”, without any further specification, we mean any party to whom this prospectus supplement or the accompanying prospectus is delivered, including a holder in street name.

FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus include and incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identifiable by use of the words “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project” or similar expressions. Forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, those described under the caption “Risk Factors” in this prospectus supplement and the accompanying prospectus as well as:

•	changes in national and local economic conditions;

•	financial difficulties of tenants;

•	competitive market conditions, including pricing of acquisitions and sales of properties and out-parcels;

•	changes in expected leasing activity and market rents;

•	timing of acquisitions, development starts and sales of properties and out-parcels;

•	difficulties assimilating the acquisition, through our joint venture with Macquarie, of the 100-property First Washington portfolio;

•	our inability to exercise voting control over the joint ventures through which we own or develop some of our properties;

•	weather;

•	consequences of any armed conflict or terrorist attack against the United States;

•	the ability to obtain governmental approvals; and

•	meeting development schedules.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

REGENCY CENTERS CORPORATION

Regency is a real estate investment trust, or “REIT”. We invest in retail shopping centers through Regency Centers, L.P., the operating partnership in which we are the sole general partner and currently own approximately 98% of the outstanding common partnership units. Our acquisition, development, operations and financing activity, including the issuance of common or preferred partnership units, is generally executed by our operating partnership, its wholly-owned subsidiaries and joint ventures with third parties.

Our executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 and our telephone number is (904) 598-7000.

RECENT DEVELOPMENTS

Portfolio Acquired Through New Joint Venture

On June 1, 2005, together with our joint venture partner Macquarie, we closed the acquisition of 100 retail centers totaling approximately 12.8 million square feet located throughout 17 states and the District of Columbia from a joint venture between CalPERS and an affiliate of First Washington. The purchase price was approximately $2.68 billion, including the assumption of approximately $68.6 million of mortgage debt. The transaction included the purchase of the equity interests owned by CalPERS and First Washington in three entities that directly or indirectly owned the properties. We did not acquire the Edgewater Commons property in New Jersey, which originally was to be part of the transaction, because the 50% joint owner of the property exercised its right to acquire it under a buy-sell agreement.

The First Washington portfolio is approximately 96% leased. Approximately 48% of the centers are located in the metropolitan Washington, D.C. and Baltimore areas and in northern and southern California. Approximately 83% of the centers are grocery-anchored, with nearly 80% of the grocery anchors ranked in the top three in terms of market share in the Metropolitan Statistical Areas where the centers are located. The following table sets forth additional information about the portfolio:

Property	Metropolitan Statistical Area	Gross Leasable Area	Anchor
California properties:
Brea Marketplace	Los Angeles	298,193	Toys “R” Us
Granada Village Shopping Center	Los Angeles	224,725	Ralphs
Laguna Niguel Plaza	Los Angeles	42,124	Albertson’s
Lake Forest Village	Los Angeles	119,706	Albertson’s
Silverado Plaza	Napa	84,916	Nob Hill Foods
Twin Oaks Shopping Center	Oxnard	98,399	Ralphs
Auburn Village	Sacramento	133,944	Bel Air Market
Stanford Ranch Village	Sacramento	89,874	Bel Air Market
Navajo Shopping Center	San Diego	102,138	Albertson’s
Point Loma Plaza	San Diego	212,905	Vons
Rancho San Diego Village	San Diego	152,895	Vons
Bayhill Shopping Center	San Francisco	121,846	Mollie Stone’s Market
Pleasant Hill Shopping Center	San Francisco	233,678	Target
Ygnacio Plaza	San Francisco	109,429	Albertson’s
Mariposa Shopping Center	San Jose	126,658	Safeway
Snell & Branham Plaza	San Jose	99,349	Safeway
Five Points Shopping Center	Santa Barbara	144,553	Albertson’s

California subtotal		2,395,332

Property	Metropolitan Statistical Area	Gross Leasable Area	Anchor
Colorado properties:
Arapahoe Village	Boulder	159,237	Safeway
Applewood Shopping Center	Denver	375,622	King Soopers
Cherrywood Square Shopping Center	Denver	86,161	King Soopers
Ralston Square Shopping Center	Denver	82,750	King Soopers

Colorado subtotal		703,770

Connecticut property:
Corbin’s Corner	Hartford	177,207	Toys “R” Us

Connecticut subtotal		177,207

Delaware properties:
First State Plaza	Philadelphia	164,576	Shop Rite
Newark Shopping Center	Philadelphia	184,017	Dollar Express
Shoppes of Graylyn	Philadelphia	66,676	Rite Aid

Delaware subtotal		415,269

District of Columbia property:
Spring Valley Shopping Center	Washington, D.C.	16,834	CVS/pharmacy

District of Columbia subtotal		16,834

Florida property:
Village Commons	Miami	169,053	Publix

Florida subtotal		169,053

Illinois properties:
Brentwood Commons	Chicago	125,585	Dominick’s
Civic Center Plaza	Chicago	265,015	Dominick’s
Mallard Creek Shopping Center	Chicago	143,574	Dominick’s
McHenry Commons Shopping Center	Chicago	100,526	Dominick’s
Riverside Square & River’s Edge Plaza	Chicago	169,437	Dominick’s
Riverview Plaza	Chicago	139,262	Dominick’s
Stonebrook Plaza Shopping Center	Chicago	95,826	Dominick’s
The Oaks Shopping Center	Chicago	135,084	Dominick’s

Illinois subtotal		1,174,309

Indiana properties:
Willow Lake Shopping Center	Indianapolis	85,923	Kroger
Willow Lake West Shopping Center	Indianapolis	52,961	Trader Joe’s

Indiana subtotal		138,884

Maryland properties:
Elkridge Corners Shopping Center	Baltimore	73,529	Super Fresh
Festival at Woodholme	Baltimore	81,027	Balducci’s
Northway Shopping Center	Baltimore	98,016	Shoppers Food Warehouse
Parkville Shopping Center	Baltimore	162,433	Super Fresh
Southside Marketplace	Baltimore	125,147	Shoppers Food Warehouse
Valley Centre	Baltimore	252,314	T.J. Maxx
Bowie Plaza	Washington, D.C.	104,037	Giant Food
Clinton Square Shopping Center	Washington, D.C.	18,961	N/A
Cloppers Mill Village Shopping Center	Washington, D.C.	137,035	Shopper’s Club

Property	Metropolitan Statistical Area	Gross Leasable Area	Anchor
Firstfield Shopping Center	Washington, D.C.	22,328	N/A
Goshen Plaza	Washington, D.C.	45,654	CVS/pharmacy
Mitchellville Plaza	Washington, D.C.	156,124	Food Lion
Penn Station Shopping Center	Washington, D.C.	244,816	Safeway
Rosecroft Shopping Center	Washington, D.C.	119,010	Food Lion
Takoma Park Shopping Center	Washington, D.C.	108,168	Shoppers Food Warehouse
Watkins Park Plaza	Washington, D.C.	113,443	Safeway
Woodmoor Shopping Center	Washington, D.C.	65,791	CVS/pharmacy

Maryland subtotal		1,927,833

Minnesota properties:
Colonial Square	Minneapolis-St. Paul	93,200	Lunds
Rockford Road Plaza	Minneapolis-St. Paul	207,897	Rainbow Foods

Minnesota subtotal		301,097

New Jersey properties:
Plaza Square	New York	103,842	Shop Rite
Westmont Shopping Center	Philadelphia	52,640	Acme Market

New Jersey subtotal		156,482

North Carolina property:
Shoppes of Kildaire	Raleigh	148,204	Winn-Dixie

North Carolina subtotal		148,204

Oregon property:
Greenway Town Center	Portland	93,100	Lambs Thriftway

Oregon subtotal		93,100

Pennsylvania properties:
Allen Street Shopping Center	Allentown	46,420	Ahart’s Market
Stefko Boulevard Shopping Center	Allentown	133,824	Valley Farm Market
City Avenue Shopping Center	Philadelphia	156,722	Ross Dress for Less
Mayfair Shopping Center	Philadelphia	112,275	Shop ‘N Bag
Mercer Square Shopping Center	Philadelphia	91,400	Genuardi’s
Newtown Square Shopping Center	Philadelphia	146,893	Acme Market
Towamencin Village Square	Philadelphia	122,916	Genuardi’s
Warwick Square Shopping Center	Philadelphia	93,269	Genuardi’s
Kenhorst Plaza	Reading	161,424	Redner’s
Colonial Square	York	28,640	Minnich’s Pharmacy

Pennsylvania subtotal		1,093,783

Texas properties:
First Colony Marketplace	Houston	111,675	Randalls
Memorial Collection Shopping Center	Houston	103,382	Randalls
Weslayan Plaza East & West Shopping Center	Houston	357,250	Randalls
Westheimer Marketplace	Houston	135,936	Randalls
Woodway Collection	Houston	111,005	Randalls

Texas subtotal		819,248

Property	Metropolitan Statistical Area	Gross Leasable Area	Anchor
Virginia properties:
Gayton Crossing	Richmond	156,915	Ukrop’s
Glen Lea Centre	Richmond	78,493	Winn-Dixie
Hanover Village Shopping Center	Richmond	96,146	Rack ‘n Sack
Laburnum Park Shopping Center	Richmond	64,993	Ukrop’s
Laburnum Square Shopping Center	Richmond	109,405	Kroger
Village Shopping Center	Richmond	111,177	Ukrop’s
601 King Street	Washington, D.C.	8,499	N/A
Ashburn Farm Village Center	Washington, D.C.	88,917	Shoppers Food Warehouse
Brafferton Center	Washington, D.C.	94,731	Giant Food
Centre Ridge Marketplace	Washington, D.C.	104,154	Shoppers Food Warehouse
Festival at Manchester Lakes	Washington, D.C.	165,568	Shoppers Food Warehouse
Fox Mill Shopping Center	Washington, D.C.	103,269	Giant Food
Greenbriar Town Center	Washington, D.C.	345,935	Giant Food
Kamp Washington Shopping Center	Washington, D.C.	71,825	Borders Books
Kings Park Shopping Center	Washington, D.C.	77,202	Giant Food
Saratoga Shopping Center	Washington, D.C.	101,588	Giant Food
Town Center at Sterling Shopping Center	Washington, D.C.	190,069	Giant Food
Willston Centre I	Washington, D.C.	105,376	CVS/pharmacy
Willston Centre II	Washington, D.C.	127,449	Safeway

Virginia subtotal		2,201,711

Washington properties:
Aurora Marketplace	Seattle	106,921	Safeway
Eastgate Plaza	Seattle	78,230	Albertson’s
Overlake Fashion Plaza	Seattle	80,555	Marshalls

Washington subtotal		265,706

Wisconsin properties:
Cudahy Center Shopping Center	Milwaukee	103,254	Pick ‘n Save
Racine Centre Shopping Center	Milwaukee	135,827	Piggly Wiggly
Whitnall Square Shopping Center	Milwaukee	133,301	Pick ‘n Save

Wisconsin subtotal		372,382

Total		12,570,204

First Washington will continue to serve as property manager for the properties located in the mid-Atlantic and northeastern United States for up to 24 months from closing. The property management agreement may be terminated by the joint venture without cause after December 1, 2005 on 90 days’ notice and by First Washington without cause at any time on 30 days’ notice.

Joint Venture Funding

We own 35% of the new joint venture that acquired the First Washington portfolio. The joint venture funded the acquisition through new equity and debt financing as well as the assumption of existing debt. We funded our 35% equity interest, which totaled approximately $400 million, through our line of credit and approximately $275 million of bridge financing from Wells Fargo Bank, N.A.

The joint venture, which intends to maintain a leverage ratio of approximately 60%, entered into a 270-day, $1.415 billion revolving bridge loan facility from Wachovia Bank, National Association and JPMorgan Chase

Bank, N.A. The joint venture intends to repay the bridge loan by refinancing a majority of First Washington’s existing mortgages with fixed rate mortgage loans within the first six months after closing. The revolving bridge loan facility bears interest at 35 basis points over LIBOR, increasing to 75 basis points over LIBOR after 210 days. The maximum amount available under the facility decreases to $800 million 120 days after closing and to $450 million 180 days after closing. As of June 30, 2005, the joint venture refinanced 70 First Washington properties with fixed rate mortgage loans and has repaid $808.4 million of the $1.2 billion drawn under the facility.

Private Offering of 5.25% Notes

On July 18, 2005, Regency Centers, L.P., our operating partnership, issued $350,000,000 aggregate principal amount of 5.25% notes due 2015, which were not registered under the Securities Act. The net proceeds of $347.1 million were used to reduce borrowings outstanding under the bridge loan that we used to fund our equity investment in the acquisition of the First Washington portfolio and under our line of credit.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $72.8 million, after estimated expenses and underwriting discount. We intend to use the net proceeds to reduce the debt outstanding under our line of credit. As of July 22, 2005, the outstanding balance under our line of credit, which currently accrues interest at a rate equal to LIBOR plus 75 basis points, was $225 million.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

The following table shows our consolidated ratio of earnings to fixed charges and preferred stock dividends for the periods indicated:

	For the three months ended March 31,		For the year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges and preferred stock dividends (1)	2.2	2.2	2.2	1.9	1.5	1.5	1.5

(1)	The consolidated ratio of earnings to fixed charges and preferred stock dividends is computed by dividing earnings by the sum of fixed charges and preferred stock dividends. The term “fixed charges” for our company includes the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) dividends paid on our preferred stock and preferred units of our operating partnership. The term “earnings” for our company is the amount resulting from adding (a) income from continuing operations before adjustment for minority interests in consolidated subsidiaries, (b) fixed charges and (c) cash distributed by equity investees; then subtracting from the total of added items (i) capitalized interest, (ii) dividends paid on preferred stock and preferred units and (iii) equity in income of investments in real estate partnerships.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2005, as adjusted to give effect to:

•	the funding on June 1, 2005 of our 35% equity interest in our new joint venture that acquired the First Washington portfolio, which totaled approximately $400 million, through our unsecured line of credit (including $35 million drawn on our unsecured line of credit for this purpose as of March 31, 2005) and a $275 million bridge loan;

•	the repayment on July 15, 2005 of our $100 million principal amount of 7 1/8% notes due July 2005 from borrowings under our line of credit;

•	the sale on July 18, 2005 by Regency Centers, L.P. of $350 million of 5.25% notes due 2015 and the application of the net proceeds therefrom to reduce borrowings under the $275 million bridge loan and our unsecured line of credit; and

•	this offering and the application of the net proceeds of this offering to reduce borrowings under our unsecured line of credit.

The capitalization table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement.

	March 31, 2005
	Actual	As Adjusted
	(In thousands)
Debt:
Notes payable	$1,291,039	$1,541,039
Unsecured line of credit (1)	175,000	121,875
Bridge loan	—	95,000
Accounts payable and other liabilities	79,919	79,919
Acquired lease intangible liabilities, net	4,923	4,923
Tenants’ security and escrow deposits	9,959	9,959

Total debt	1,560,840	1,852,715

Limited partners’ interest in consolidated partnerships	1,932	1,932
Preferred units	101,762	101,762
Exchangeable operating partnership units	29,324	29,324

Total minority interest	133,018	133,018

Stockholders’ equity:
Preferred stock, $.01 par value per share, 30,000,000 shares authorized; 800,000 shares issued and outstanding at March 31, 2005 and 3,800,000 shares issued and outstanding at March 31, 2005 (as adjusted)	200,000	275,000
Common stock, $.01 par value per share, 150,000,000 shares authorized; 68,390,396 shares issued at March 31, 2005 (actual and as adjusted) (2)	684	684
Treasury stock at cost, 5,302,804 shares held at March 31, 2005 and at March 31, 2005 (as adjusted)	(111,414)	(111,414)
Additional paid-in capital	1,497,124	1,494,903
Accumulated other comprehensive (loss) income	(5,148)	(5,148)
Distributions in excess of net income	(79,538)	(79,538)

Total stockholders’ equity	1,501,708	1,574,487

Total capitalization	$3,195,566	$3,560,220

(1)	As of July 22, 2005, the outstanding balance under our unsecured line of credit was approximately $225 million. After giving effect to the transactions described above, the outstanding balance under our unsecured line of credit is expected to be approximately $151.9 million, which includes the $121.9 million shown in the table above and an aggregate of $30 million drawn under our unsecured line of credit to pay construction costs for shopping centers under development.
(2)	Does not reflect the issuance of 4,312,500 shares of our common stock to be issued to an affiliate of Citigroup Global Markets Inc., or Citigroup, in settlement of a forward sale agreement dated April 5, 2005. We will receive approximately $210 million in proceeds from Citigroup’s sale of the shares. The proceeds are intended to be used to (1) pay the redemption price of our Series E preferred units called for redemption and (2) pay down our line of credit.

DESCRIPTION OF SERIES 5 PREFERRED STOCK

The following is a summary of the material terms of the Series 5 preferred stock. For additional information, see “Capital Stock” and “Description of Preferred Stock” in the accompanying prospectus. In the event of a conflict between this prospectus supplement and the accompanying prospectus, this prospectus supplement will govern.

General

We are authorized to issue up to 30 million shares of preferred stock in one or more series, with such designations, powers, preferences and rights of the shares of each series of each class and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rate or rates, conversion rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences, as our board of directors may determine, without any further vote or action by our shareholders.

Of the aggregate 30 million shares of preferred stock we are currently authorized to issue, in addition to the Series 5 preferred stock that we propose to issue in connection with this offering, we have outstanding two series of cumulative redeemable preferred stock. The two series of outstanding preferred stock underlie two series of depositary shares. We may call the outstanding shares of preferred stock and the underlying depositary shares at any time beginning five years after their respective dates of issuance. The shares have no stated maturity or mandatory redemption, pay cumulative, quarterly dividends and are not convertible into our common stock.

The following table describes our preferred stock outstanding as of June 30, 2005 and the related series of depositary shares. Each depositary share represents a 1/10th fractional interest in the underlying share of preferred stock.

Series of Preferred Stock	Shares of Preferred Stock Issued	Aggregate Liquidation Preference	Distribution Rate	Callable by Regency
Series 3	300,000	$75,000,000	7.45%	04/03/08
Series 4	500,000	125,000,000	7.25%	08/31/09

	800,000	$200,000,000

We also have reserved for issuance a total of 1,040,000 shares of preferred stock (together with the Series 3 and Series 4 preferred stock, the “Parity Preferred Stock”) issuable upon the exchange of preferred units of our operating partnership with an aggregate liquidation preference of $104 million. We have called the 300,000 outstanding Series E preferred units for redemption on August 1, 2005. The Series E preferred units have an aggregate liquidation preference of $30 million.

On July 27, 2005, the pricing committee of our board of directors approved an amendment to our articles of incorporation determining the terms of the Series 5 preferred stock, consisting of up to 3,000,000 shares. The following summary of the terms and provisions of the Series 5 preferred stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the articles of incorporation, as amended, which are incorporated by reference in the accompanying prospectus.

We have applied to list the Series 5 preferred stock on the New York Stock Exchange and expect that trading will commence upon the initial delivery of the shares. See “Underwriting.”

Ranking

With respect to the payment of dividends and amounts upon liquidation, the Series 5 preferred stock will rank equally with our Parity Preferred Stock and will rank senior to our common shares.

Dividends

Holders of the Series 5 preferred stock will be entitled to receive, when and as declared by our board of directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 6.70% per year of the $25 liquidation preference (equivalent to $1.675 per share). Such dividends will be cumulative from the date of original issue and will be payable quarterly in arrears on or before each March 31, June 30, September 30 and December 31 (each, a “dividend payment date”). The first dividend will be paid on September 30, 2005, and at that time shareholders will be entitled to receive a prorated amount for the period from the date of original issuance of the shares through September 30, 2005. Quarterly dividends will be computed on the basis of a 360-day year consisting of twelve 30-day months, and dividends for any partial dividend period will be computed on the basis of the ratio of the actual number of days elapsed in such period to 90 days. The record date for the payment of dividends will be the first day of the calendar month in which the applicable dividend payment date falls or on such other date designated by our board of directors for the payment of dividends that is not more than 30 business days nor less than 10 days prior to such dividend payment date (each, a “dividend record date”). If any dividend payment date falls on a day which is not a business day, then payment of the dividend will be made on the next day that is a business day without interest in respect of such delay; however, the dividend will be paid on the previous business day if the next business day would fall in a different calendar year.

When dividends are not paid in full upon the Series 5 preferred stock and any other shares of our preferred stock ranking on a parity as to dividends with the Series 5 preferred stock (including the Parity Preferred Stock), all dividends declared upon the Series 5 preferred stock and any other preferred stock ranking on a parity as to dividends with the Series 5 preferred stock must be declared pro rata based on the ratio that the accumulated dividends per share on the Series 5 preferred stock and such other preferred stock bear to each other. Except as set forth in the preceding sentence, unless full dividends on the Series 5 preferred stock and any other shares of our preferred stock ranking on a parity as to dividends with the Series 5 preferred stock have been paid for all past dividend periods, no distribution may be declared or paid or set aside for payment on our common stock or on other shares of our capital stock ranking junior to the Series 5 preferred stock as to dividends, nor may any Series 5 preferred stock or shares of our capital stock ranking junior to or on a parity with the Series 5 preferred stock as to dividends be redeemed. The foregoing sentence does not prohibit (A) distributions payable in common stock or other shares of our capital stock ranking junior to the Series 5 preferred stock as to dividends (“Junior Stock”), (B) conversions of Junior Stock or capital stock ranking on a parity with the Series 5 preferred stock into Junior Stock, (C) acquisitions of capital stock required to preserve our status as a real estate investment trust pursuant to our articles of incorporation, (D) acquisitions of Junior Stock for purposes of our employee or director benefit plans, and (E) purchases or acquisitions of shares of Series 5 preferred stock pursuant to a purchase or exchange offer that is made on the same terms to all holders of Series 5 preferred stock.

No dividends on the Series 5 preferred stock may be declared by our board of directors or paid or set apart for payment by us at any time if the terms and provisions of any agreement to which we are a party, including any agreement relating to our indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment is restricted or prohibited by law. Under the loan agreement relating to our line of credit, distributions to our shareholders may not exceed 95% of our funds from operations (“FFO”) based on the immediately preceding four quarters. FFO is defined in accordance with the definition established by the National Association of Real Estate Investment Trusts, which is available on its website at www.nareit.com. In the event of any monetary default under our line of credit, we may not make distributions to shareholders, including holders of our preferred stock.

Notwithstanding the foregoing, dividends on the Series 5 preferred stock will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends, whether or not the terms of any agreement prohibit the current payment of distributions and whether or not such dividends are declared. Accumulated but unpaid dividends on the Series 5 preferred stock will not bear interest. Holders of the Series 5 preferred stock will not be entitled to any dividends in excess of full cumulative dividends as described above.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, the holders of the Series 5 preferred stock are entitled to be paid out of our assets legally available for distribution to our shareholders a liquidation preference of $25 per share, plus an amount equal to any accumulated and unpaid dividends to the date of payment, before any distribution of assets is made to holders of our common shares or any other capital shares that rank junior to the Series 5 preferred stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series 5 preferred stock will have no right or claim to any of our remaining assets.

In the event that there are insufficient assets to permit full payment of liquidating distributions with respect to the Series 5 preferred stock and any preferred stock which ranks equally upon liquidation with the Series 5 preferred stock (including the Parity Preferred Stock), then such liquidating distributions will be made pro rata among the Series 5 preferred stock and such other preferred stock.

For purposes of liquidation rights, a merger or other business combination of Regency with or into another business entity or the sale of all or substantially all of the assets of Regency is not a liquidation, dissolution or winding up of Regency.

Optional Redemption by Us

Except as described in “—Restrictions on Ownership” below, we may not redeem the Series 5 preferred stock prior to August 2, 2010. On or after August 2, 2010, we may redeem the Series 5 preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25 per share, plus all accumulated and unpaid dividends thereon to the redemption date (except as provided below), without interest. Holders of shares to be redeemed must surrender such shares at the place designated in our notice of redemption and will be entitled to the redemption price and any accumulated and unpaid dividends payable upon such redemption following surrender. If fewer than all the outstanding shares are to be redeemed, the shares to be redeemed will be selected pro rata or by lot, as may be determined by Regency (as nearly as may be practicable without creating fractional shares).

Unless full cumulative dividends have been paid on the Series 5 preferred stock, we may not redeem less than all outstanding shares of Series 5 preferred stock. However, the foregoing will not prevent the purchase of shares of Series 5 preferred stock pursuant to a purchase or exchange offer that is made on the same terms to all holders of Series 5 preferred stock.

We must give not less than 30 nor more than 60 days’ notice prior to the redemption date, addressed to the respective holders of record of the shares to be redeemed at their respective addresses as they appear on our stock records. No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any share except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series 5 preferred stock to be redeemed; (iv) the place or places where the shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accumulate on such redemption date; and (vi) if a date other than the redemption date, the date from and after which the Series 5 preferred stock will no longer be deemed outstanding. If less than all the shares held by any holder are to be redeemed, the notice mailed to such holder will also specify the number of shares to be redeemed and the method by which the shares will be chosen for redemption.

The holders of shares at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the Series 5 preferred stock on the corresponding dividend payment date notwithstanding the redemption thereof between such dividend record date and the corresponding dividend payment date or our default in the payment of the dividend due.

The Series 5 preferred stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption, except as provided under “—Restrictions on Ownership.”

Voting Rights

On any matter on which the Series 5 preferred stock may vote (as expressly provided herein or as may be required by law), each share of Series 5 preferred stock will be entitled to one vote.

Articles of Incorporation

The affirmative vote of the holders of at least two-thirds of the voting power entitled to be cast by the holders of the Series 5 preferred stock and all other preferred shares upon which like voting rights have been conferred and are exercisable, including without limitation, the Parity Preferred Stock (the “Parity Voting Securities”), voting separately as a single class, is necessary to effect either of the following:

(1) designate, create or increase the authorized amount of any class or series of shares ranking senior to the Series 5 preferred stock or reclassify any authorized shares into such senior shares; provided, however, that no such vote shall be required if (A) at or prior to the time of the action with respect to which such vote would be required, provision is made for the redemption of all shares of Series 5 preferred stock and no portion of the redemption price will be paid from the proceeds of such senior shares or (B) the holders of the Series 5 preferred stock have previously voted to grant authority to our board of directors to create such senior shares in accordance with Florida law; or

(2) amend, alter or repeal our articles of incorporation, whether in connection with a merger, consolidation, transfer or lease of our assets substantially as an entirety, or otherwise (an “Event”), that materially and adversely affects the powers, rights, preferences, privileges or voting power of the holders of the Series 5 preferred stock; provided, however, that the amendment of our articles of incorporation (A) to authorize or create or increase the authorized amount of any shares ranking junior to or on a parity with the Series 5 preferred stock or (B) with respect to the occurrence of any Event, so long as we are the surviving entity and the Series 5 preferred stock remains outstanding with the terms thereof unchanged or the surviving entity is a domestic corporation which substitutes Series 5 preferred stock for other preferred stock having substantially the same rights and terms as the Series 5 preferred stock, shall not in either case be deemed to materially and adversely affect the powers, rights, preferences, privileges or voting powers of the holders of Series 5 preferred stock.

The affirmative vote of the holders of at least a majority of the voting power entitled to be cast by the holders of the Series 5 preferred stock and the Parity Voting Securities, voting separately as a single class, is also required to amend our articles of incorporation to increase the authorized amount of our preferred stock (unless junior to the Series 5 preferred stock).

In addition, if and when dividends on the Series 5 preferred stock have not been declared or paid for at least six dividend payment periods, whether or not consecutive, all holders of Series 5 preferred stock, together with all holders of the other Parity Voting Securities, voting together as a single class without regard to class or series, will be entitled to elect a total of two members of our board of directors by a plurality of votes (assuming the presence of a quorum), and not cumulatively. Each holder of record of Parity Voting Securities will be entitled to one vote for each $25 of liquidation preference. This voting right will vest and any such nominated directors will serve until all accumulated and unpaid dividends on the outstanding Series 5 preferred stock and Parity Voting Securities have been paid or a sufficient sum set aside for payment thereof.

Florida law

Without limiting the provisions described above, under Florida law, holders of our preferred stock, including the Series 5 preferred stock, will be entitled to vote as a single class on any amendment to our articles of incorporation, whether or not they are entitled to vote thereon by our articles of incorporation, if the amendment would:

(1) effect an exchange or reclassification of all or part of the shares of such class into shares of another class;

(2) effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of such class;

(3) change the designation, rights, preferences or limitations of all or part of the shares of such class;

(4) change the shares of all or part of such class into a different number of shares of the same class;

(5) create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of such class;

(6) increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of such class;

(7) limit or deny an existing preemptive right of all or part of the shares of such class; or

(8) cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of such class.

Any such amendment requires the affirmative vote of a majority of the votes cast by the holders of preferred stock with respect to the amendment. However, if the amendment would create dissenters’ rights of appraisal, adoption of the amendment requires the affirmative vote of a majority of the votes entitled to be cast by the holders of preferred stock.

Conversion

The Series 5 preferred stock is not convertible into or exchangeable for any of our other property or securities.

Transfer Agent

The transfer agent for the Series 5 preferred stock is Wachovia Bank, National Association.

Restrictions on Ownership

Restrictions Relating to REIT Qualification.    For Regency to qualify as a REIT, not more than 50% in value of our outstanding capital stock, including the Series 5 preferred stock, may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended (the “Code”), to include certain entities) during the last half of a taxable year, our stock must be beneficially owned (without reference to attribution rules) by 100 or more persons during at least 335 days in a taxable year of 12 months or during a proportionate part of a shorter taxable year, and certain other requirements must be satisfied.

To assure that five or fewer individuals do not Beneficially Own (as defined in our articles to include ownership through the application of certain stock attribution provisions of the Code) more than 50% in value of our outstanding capital stock, our articles provide that, subject to certain exceptions, no holder may own, or be deemed to own (by virtue of certain of the attribution provisions of the Code), more than 7% by value (the “Ownership Limit”) of our outstanding capital stock. Certain existing holders specified in our articles and those to whom Beneficial Ownership of their capital stock is attributed, whose Beneficial Ownership of capital stock exceeds the Ownership Limit (“Existing Holders”), may continue to own such percentage of outstanding capital stock (the “Existing Holder Limit”) and may increase their respective Existing Holder Limits through our benefit plans, dividend reinvestment plans, additional asset sales or capital contributions to Regency or acquisitions from other Existing Holders, but may not acquire additional shares from such sources such that the five largest Beneficial Owners of capital stock hold more than 49.5% by value of the outstanding capital stock, and in any event may not increase their respective Existing Holder Limits through acquisition of capital stock from any other sources. In addition, because rent from a related tenant (any tenant 10% of which is owned, directly or constructively, by the REIT) is not qualifying rent for purposes of the gross income tests under the Code, our articles provide that no constructive owner of our stock who owns, directly or indirectly, a 10% interest in any of our tenants (a “Related Tenant Owner”) may own, or constructively own by virtue of certain of the attribution provisions of the Code (which differ from the attribution provisions applied to determine Beneficial Ownership), more than 9.8% by value of our outstanding capital stock (the “Related Tenant Limit”). Our board of directors may waive the Ownership Limit, the Existing Holder Limit and the Related Tenant Limit if evidence satisfactory to the board is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, the board may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status.

Any shares issued or transferred in violation of the foregoing restriction will be void, or if such remedy is invalid, will be subject to the provisions for “excess shares” described below.

Our articles previously restricted the ownership of our capital stock by non-U.S. persons, but these restrictions have been repealed.

Remedies.    If (i) shares of capital stock in excess of the applicable Ownership Limit, Existing Holder Limit, or Related Tenant Limit, or (ii) shares which (a) would cause the REIT to be beneficially owned by fewer than 100 persons (without application of the attribution rules) or (b) would result in the REIT being “closely held” within the meaning of Section 856(h) of the Code, are issued or transferred to any person or retained by any person after becoming a Related Tenant Owner, such issuance, transfer, or retention shall be null and void to the intended holder, and the intended holder will have no rights to the stock. Capital stock transferred, proposed to be transferred, or retained in excess of the Ownership Limit, the Existing Holder Limit, or the Related Tenant Limit or which would otherwise jeopardize our REIT status (“excess shares”) will be deemed held in trust on behalf of and for our benefit. Our board of directors will, within six months after receiving notice of such actual or proposed transfer, either (i) direct the holder of such shares to sell all shares held in trust for us for cash in such manner as the board directs, or (ii) redeem such shares for a price equal to the lesser of (a) the price paid by the holder from whom shares are being redeemed and (b) the average of the last reported sales prices on the New York Stock Exchange of the relevant class of capital stock on the 10 trading days immediately preceding the date fixed for redemption by the board, or if such class of capital stock is not then traded on the New York Stock Exchange, the average of the last reported sales prices of such class of capital stock (or, if sales prices are not reported, the average of the closing bid and asked prices) on the 10 trading days immediately preceding the relevant date as reported on any exchange or quotation system over which such class of capital stock may be traded, or if such class of capital stock is not then traded over any exchange or quotation system, then the price determined in good faith by the board as the fair market value of such class of capital stock on the relevant date. If the board directs the intended holder to sell the shares, the holder shall receive such proceeds as our trustee and pay us out of the proceeds of such sale all expenses incurred by us in connection with such sale, plus any remaining amount of such proceeds that exceeds the amount originally paid by the intended holder for such shares. The intended holder shall not be entitled to distributions, voting rights or any other benefits with respect to such excess shares except the amounts described above. Any dividend or distribution paid to an intended holder on excess shares pursuant to our articles must be repaid to us upon demand.

Miscellaneous.    All certificates representing capital stock will bear a legend referring to the restrictions described above. The transfer restrictions described above will not preclude the settlement of any transaction entered through the facilities of the New York Stock Exchange.

Our articles provide that every shareholder of record of more than 5% of the outstanding capital stock and every Actual Owner (as defined in our articles) of more than 5% of the outstanding capital stock held by a nominee must give written notice to us of information specified in the articles within 30 days after December 31 of each year. In addition, each Beneficial Owner of capital stock and each person who holds capital stock for a Beneficial Owner must provide to us such information as we may request, in good faith, in order to determine our status as a REIT.

The ownership limitations described above may have the effect of precluding acquisition of control of Regency by a third party even if the board of directors determines that maintenance of REIT status is no longer in our best interests. The board of directors has the right under our articles (subject to contractual restrictions) to revoke our REIT status if the board determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT. In the event of such revocation, the ownership limitations in our articles will remain in effect. Any change in the ownership limitations would require an amendment to our articles.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of some additional tax considerations with respect to the ownership of the Series 5 preferred stock.

Changes in Rules Affecting Capital Gain Distributions to Non-U.S. Shareholders

For taxable years ending prior to January 1, 2005, a non-U.S. shareholder will incur tax on distributions attributable to gain from our sale or exchange of “United States real property interests” under the “FIRPTA” provisions of the Internal Revenue Code. The term “United States real property interests” includes interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property. Under the FIRPTA rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of United States real property interests as if the gain were effectively connected with the conduct of a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against our tax liability for the amount we withhold.

As a result of the enactment of the American Jobs Creation Act of 2004 (the “Jobs Act”), commencing with our taxable year starting January 1, 2005, capital gain distributions to the holders of our Series 5 preferred stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as (i) our Series 5 preferred stock continues to be regularly traded on an established securities market and (ii) the non-U.S. shareholder did not own more than 5% of our Series 5 preferred stock during the taxable year. As a result, non-U.S. shareholders generally would be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. If our Series 5 preferred stock ceases to be regularly traded on an established securities market or the non-U.S. shareholder owned more than 5% of our Series 5 preferred stock during the taxable year, capital gain distributions that are attributable to our sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph.

Changes in Rules Affecting Hedging Transactions

From time to time we have entered, and in the future may again enter, into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. During our taxable years ending before January 1, 2005, any periodic income or gain from the disposition of any financial instrument for these or similar transactions to hedge indebtedness we incurred to acquire or carry “real estate assets” should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Since the financial markets continually introduce new and innovative instruments related to risk-sharing or trading, it is not entirely clear which such instruments generated income that is considered qualifying income for purposes of the gross income tests during our taxable years ending before January 1, 2005. As a result of changes made by the Jobs Act, commencing with our taxable year starting January 1, 2005, income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test (but not the 75% gross income test). For those taxable years, a “hedging transaction” will mean any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into. We intend to structure any hedging or similar transactions so as not to jeopardize our status as a REIT.

Changes in Rules Regarding Failure to Satisfy Gross Income Tests

If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. For our taxable years ending before January 1, 2005, those relief provisions generally will be available if:

•	our failure to meet these tests is due to reasonable cause and not to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule is not due to fraud with intent to evade tax.

The Jobs Act liberalized these rules so that commencing with our taxable year starting January 1, 2005, those relief provisions will be available if:

•	our failure to meet those tests is due to reasonable cause and not to willful neglect; and

•	following our identification of such failure for any taxable year, a schedule of the sources of our income is filed in accordance with regulations prescribed by the Secretary of the Treasury.

We cannot with certainty predict whether any failure to meet these tests will qualify for the relief provisions. Even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test, or (2) the excess of 90% (or 95% commencing with our taxable year starting January 1, 2005) of our gross income over the amount of gross income attributable to sources that qualify under the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Changes in Rules Affecting Asset Tests

Following the Jobs Act, to maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries.

Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. For purposes of the 10% value test, the term “securities” does not include:

•	“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled taxable REIT subsidiary hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities.

•	Any security issued by a REIT.

•	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes to the extent of our interest as a partner in the partnership.

•	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

In the event that, at the end of any calendar quarter beginning with our taxable year starting January 1, 2005, we violate the second or third asset tests described above, we will not lose our REIT status if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a more than de minimis failure of any of the asset tests beginning with our taxable year starting January 1, 2005, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT status if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure and (ii) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

Relief from Other Failures of the REIT Qualification Provisions

Beginning with our 2005 taxable year, if we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements. We may not qualify for this relief provision in all circumstances.

Dividends and Other Distributions

For a discussion regarding the federal income taxation of dividends and other distributions with respect to shares of our capital stock, see “Certain Federal Income Tax Considerations—Taxation of Taxable Domestic Shareholders”, “—Taxation of Tax-Exempt Shareholders” and “—U.S. Taxation of Non-U.S. Shareholders” in the accompanying prospectus. In determining the extent to which a distribution on the Series 5 preferred stock constitutes a dividend for federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to the preferred stock (with further priority given among each class of preferred stock in accordance with such priorities) and then to distributions with respect to our common shares. If, for any taxable year, we elect to designate as capital gain dividends any portion of the distributions paid for the year to our shareholders, the portion of the amount so designated (not in excess of or net capital gain for the year) that will be allocable to the holders of the Series 5 preferred stock will be the amount so designated, multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid to the holders of the Series 5 preferred stock for the year and the denominator of which will be the total dividends paid to the holders of all classes of our shares for the year.

Redemption of the Series 5 Preferred Stock

The treatment accorded to any redemption by Regency for cash (as distinguished from a sale, exchange or other disposition) of the Series 5 preferred stock can only be determined on the basis of particular facts as to each holder at the time of redemption. In general, a holder of Series 5 preferred stock will recognize capital gain or loss measured by the difference between the amount received by the holder of Series 5 preferred stock upon the redemption and such holder’s adjusted tax basis in the Series 5 preferred stock redeemed (provided the Series 5 preferred stock are held as a capital asset) if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our shares under Section 302(b)(3) of the Code, (ii) is “substantially disproportionate” with respect to the holder’s interest in our stock under Section 302(b)(2) of the Code (which will not be the case if only Series 5 preferred stock are redeemed, since they generally do not have voting rights), or (iii) is “not essentially equivalent to a dividend” with respect to the holder of Series 5 preferred stock under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only any Series 5 preferred stock owned by the holder of Series 5 preferred stock, but also such holder’s ownership of common shares, other series of our preferred stock (including depositary shares representing fractional interests in our preferred stock) and any other options (including share purchase rights) to acquire any of the foregoing. The holder of Series 5 preferred stock also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If a particular holder of Series 5 preferred stock owns (actually or constructively) none of our common shares or an insubstantial percentage of our outstanding common shares, based upon current law, it is probable that the redemption of Series 5 preferred stock from such a holder would be considered “not essentially equivalent to a dividend.” However, whether a dividend is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a holder of Series 5 preferred stock intending to rely on any of these tests at the time of redemption should consult the holder’s own tax advisor to determine their application to the holder’s particular situation.

If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the Series 5 preferred stock will be treated as a distribution on the Series 5 preferred stock. If the redemption is taxed as a dividend, the holder’s adjusted tax basis in the Series 5 preferred stock will be transferred to any other shares held by the holder. If the holder of Series 5 preferred stock owns none of our other shares, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely. Proposed Treasury Regulations would, if adopted, alter the method for recovering a holder’s adjusted tax basis in any of our shares redeemed in a dividend equivalent redemption. Under the Proposed Treasury Regulations, a holder would be treated as realizing a capital loss on the date of the dividend equivalent redemption equal to the adjusted tax basis of the shares redeemed, subject to adjustments. The recognition of such loss would generally be deferred until the occurrence of specified events, such as, for example, the holder’s ceasing to actually or constructively own any shares. There can be no assurance that the Proposed Treasury Regulations will be adopted, or that they will be adopted in their current form.

UNDERWRITING

Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC are acting as joint bookrunning managers of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of Series 5 preferred stock set forth opposite the underwriter’s name below.

Underwriter	Number of Shares of Series 5 Preferred Stock
Citigroup Global Markets Inc.	1,000,000
J.P. Morgan Securities Inc.	1,000,000
Wachovia Capital Markets, LLC	1,000,000

Total	3,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of Series 5 preferred stock in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares if any of the shares are purchased.

The following table shows the underwriting discount that we are to pay the underwriters in connection with this offering.

Paid by Regency
Per Share	$0.7875
Total	$2,362,500

The underwriting discount will be $0.50 per share of Series 5 preferred stock with respect to any shares sold to institutional investors, which decreases the total underwriting discount and increases the total proceeds to us by $291,410.

The underwriters propose to offer some of the shares of Series 5 preferred stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares of Series 5 preferred stock to dealers at the public offering price less a concession not to exceed $0.50 per share. The underwriters may allow, and the dealers may reallow, a discount not to exceed $0.45 per share on sales to other dealers. If all of the shares are not sold to the public at the initial public offering price, the underwriters may change the public offering price and the other selling terms.

We have agreed that, for a period of 30 days from the date of delivery of the shares of Series 5 preferred stock, subject to certain limited exceptions, we will not, without the prior written consent of the underwriters, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any additional shares of our preferred stock or securities convertible into or exchangeable or exercisable for any shares of our preferred stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing. The underwriters in their discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The shares of Series 5 preferred stock will constitute a new class of securities with no established trading market. We have applied to list the shares of Series 5 preferred stock on the New York Stock Exchange. Trading of the shares on the New York Stock Exchange, if listing is approved, is expected to commence upon the initial delivery of the shares. However, we cannot assure you that the prices at which the shares will sell in the market after this offering will not be lower than the initial offering price or that an active trading market for the shares will develop and continue after this offering. The underwriters have advised us that they currently intend to make a market in the shares prior to the commencement of trading on the New York Stock Exchange. The underwriters will have no obligation to make a market in the shares, however, and may cease market making activities, if commenced, at any time.

Each underwriter has represented in the underwriting agreement that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any shares of Series 5 preferred stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offered shares of Series 5 preferred stock in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of shares of Series 5 preferred stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares of Series 5 preferred stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

We estimate that our total expenses of this offering will be approximately $150,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

From time to time, the underwriters and/or their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates for which they received, and expect to receive, customary fees and commissions for these transactions. Affiliates of J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC are lenders under our line of credit, which is expected to be paid down with the proceeds of this offering, and will therefore receive a portion of the proceeds from this offering. Additionally, Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, will act as transfer agent for the Series 5 preferred stock.

EXPERTS

The consolidated financial statements and schedule of Regency Centers Corporation as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The Combined Historical Summary of Revenue and Certain Expenses of Macquarie Countrywide-Regency II, LLC Acquisition Properties has been incorporated by reference herein and in the registration statement in reliance upon the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

VALIDITY OF SHARES

The validity of the shares offered hereby will be passed upon for us by Foley & Lardner LLP, Jacksonville, Florida. Attorneys with Foley & Lardner LLP representing Regency with respect to this offering beneficially owned approximately 6,850 shares of common stock of Regency as of the date of this prospectus supplement. The validity of the shares offered hereby will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York, who may rely on the opinion of Foley & Lardner LLP as to matters of Florida law. Sullivan & Cromwell LLP has from time to time represented our independent directors.

PROSPECTUS

$400,000,000

REGENCY CENTERS CORPORATION

Common Stock, Preferred Stock, Depositary Shares, Warrants

By this prospectus, Regency Centers Corporation may offer from time to time:

•	common stock

•	preferred stock

•	depositary shares

•	warrants exercisable for common stock

When Regency Centers Corporation offers securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities, including the price of the securities.

You should read this prospectus and any prospectus supplement carefully before you decide to invest. This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement that further describes the securities being delivered to you.

Regency’s common stock is listed on the New York Stock Exchange under the symbol “REG.” The last reported sale price of our common shares on the New York Stock Exchange on September 23, 2004 was $45 per share. Our Series 3 cumulative redeemable preferred stock and Series 4 cumulative redeemable preferred stock are listed on the New York Stock Exchange under the symbols “REGPRC” and “REGPRD,” respectively.

We may sell these securities to or through underwriters, to other purchasers and/or through agents. The accompanying prospectus supplement will specify the names of any underwriters or agents.

See “ Risk Factors” beginning on page 3 for a discussion on risk factors you should consider before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 24, 2004.

i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission or “SEC.” You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov. We also maintain a web site at www.regencycenters.com. Information on our website is not incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (Commission File No. 1-12298) after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities covered by this prospectus (other than information in documents that is deemed not to be filed):

•	Our annual report on Form 10-K for the year ended December 31, 2003;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004;

•	Our current reports on Form 8-K dated August 4, 2004 and August 24, 2004; and

•	The description of our common stock which is contained in our registration statement on Form 8-A filed on August 30, 1993, and declared effective on October 29, 1993, including amendments or reports filed for the purpose of updating that description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Ms. Diane Ortolano

Shareholder Communications

Regency Centers Corporation

121 W. Forsyth Street, Suite 200

Jacksonville, FL 32202

(904) 598-7727

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

When we say “we,” “our,” “us” or “Regency,” we mean Regency Centers Corporation and its consolidated subsidiaries, except where we make it clear that we mean only the parent company. When we say “you,” without any further specification, we mean any party to whom this prospectus is delivered, including a holder in street name.

FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. Forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, those described under the caption “Risk Factors” in the accompanying prospectus as well as:

•	changes in national and local economic conditions;

•	financial difficulties of tenants;

•	competitive market conditions, including pricing of acquisitions and sales of properties and out-parcels;

•	changes in expected leasing activity and market rents;

•	timing of acquisitions, development starts and sales of properties and out-parcels;

•	our inability to exercise voting control over the joint ventures through which we own or develop some of our properties;

•	weather;

•	consequences of any armed conflict or terrorist attack against the United States;

•	the ability to obtain governmental approvals; and

•	meeting development schedules.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

The following contains a description of the material risks involved in an investment in our securities.

Risk Factors Related to Our Industry and Real Estate Investments

Our revenues and cash flow could be adversely affected by poor market conditions where properties are geographically concentrated.

Regency’s performance depends on the economic conditions in markets in which our properties are concentrated, including Florida, California, Texas, Georgia and Ohio. Our revenues and cash available for distribution to shareholders could be adversely affected by this geographic concentration if market conditions, such as an oversupply of space or a reduction in demand for real estate, in these areas become more competitive relative to other geographic areas.

Loss of revenues from major tenants could reduce distributions to shareholders.

We derive significant revenues from anchor tenants such as Kroger, Publix, Safeway, and Albertsons that occupy more than one center. Distributions to shareholders could be adversely affected by the loss of revenues in the event a major tenant:

•	files for bankruptcy or insolvency;

•	experiences a downturn in its business;

•	materially defaults on its lease;

•	does not renew its leases as they expire; or

•	renews at lower rental rates.

Vacated anchor space, including space owned by the anchor, can reduce rental revenues generated by the shopping center because of the loss of the departed anchor tenant’s customer drawing power. Most anchors have the right to vacate and prevent retenanting by paying rent for the balance of the lease term. If major tenants vacate a property, then other tenants may be entitled to terminate their leases at the property.

Downturns in the retailing industry likely will have a direct impact on our revenues and cash flow.

Our properties consist of grocery-anchored shopping centers. Our performance therefore is linked to economic conditions in the market for retail space generally. The market for retail space has been or could be adversely affected by any of the following:

•	weakness in the national, regional and local economies;

•	consequences of any armed conflict involving, or terrorist attack against, the United States;

•	the adverse financial condition of some large retailing companies;

•	the ongoing consolidation in the retail sector;

•	the growth of super-centers, such as those operated by Walmart;

•	the excess amount of retail space in a number of markets;

•	increasing consumer purchases through catalogues or the Internet;

•	reduction in the demand for tenants to occupy our shopping centers as a result of the Internet and e-commerce;

•	the timing and costs associated with property improvements and rentals;

•	changes in taxation and zoning laws; and

•	adverse government regulation.

To the extent that any of these conditions occur, they are likely to impact market rents for retail space and our cash available for distribution to shareholders.

Unsuccessful development activities could reduce distributions to shareholders.

We actively pursue development activities as opportunities arise. Development activities require various government and other approvals. We may not recover our investment in development projects for which approvals are not received. We incur risks associated with development activities, including:

•	the risk that we may abandon development opportunities and lose our investment in these developments;

•	the risk that construction costs of a project may exceed original estimates, possibly making the project unprofitable;

•	lack of cash flow during the construction period; and

•	the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable.

If we sustain material losses due to an unsuccessful development project, our cash flow will be reduced.

Uninsured loss may adversely affect distributions to shareholders.

We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance for our properties with policy specifications and insured limits customarily carried for similar properties. We believe that the insurance carried on our properties is adequate in accordance with industry standards. There are, however, some types of losses, such as from hurricanes, terrorism, wars or earthquakes, which may be uninsurable, or the cost of insuring against such losses may not be economically justifiable. If an uninsured loss occurs, we could lose both the invested capital in and anticipated revenues from the property, and would still be obligated to repay any recourse mortgage debt on the property. In that event, our distributions to shareholders could be reduced.

We face competition from numerous sources.

The ownership of shopping centers is highly fragmented, with less than 10% owned by real estate investment trusts. We face competition from other real estate investment trusts as well as from numerous small owners in the acquisition, ownership and leasing of shopping centers. We compete to develop shopping centers with other real estate investment trusts engaged in development activities as well as with local, regional and national real estate developers.

We compete in the acquisition of properties through proprietary research that identifies opportunities in markets with high barriers to entry and higher-than-average population growth and household income. We seek to maximize rents per square foot by establishing relationships with supermarket chains that are first or second in their markets and leasing non-anchor space in multiple centers to national or regional tenants. We compete to develop properties by applying our proprietary research methods to identify development and leasing opportunities and by pre-leasing a significant portion of a center before beginning construction.

There can be no assurance, however, that other real estate owners or developers will not utilize similar research methods and target the same markets and anchor tenants that we target. These entities may successfully control these markets and tenants to our exclusion. If we cannot successfully compete in our targeted markets, our cash flow, and therefore distributions to shareholders, may be adversely affected.

Costs of environmental remediation could reduce our cash flow.

Under various federal, state and local laws, an owner or manager of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on the property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. The cost of any required remediation could exceed the value of the property and/or the aggregate assets of the owner.

The presence of, or the failure to properly remediate, hazardous or toxic substances may adversely affect our ability to sell or rent a contaminated property or to borrow using the property as collateral. Any of these developments could reduce cash flow and distributions to shareholders.

Risk Factors Related to Our Acquisition Structure

Our partnership structure may limit our flexibility to manage our assets.

We invest in retail shopping centers through Regency Centers, L.P., the operating partnership in which we currently own 98% of the outstanding common partnership units. From time to time, we acquire properties through our operating partnership in exchange for limited partnership interests. This acquisition structure may permit limited partners who contribute properties to us to defer some, if not all, of the income tax liability that they would incur if they sold the property.

Properties contributed to our operating partnership may have unrealized gain attributable to the difference between the fair market value and adjusted tax basis in the properties prior to contribution. As a result, the sale of these properties could cause adverse tax consequences to the limited partners who contributed them.

Generally, our operating partnership has no obligation to consider the tax consequences of its actions to any limited partner. However, our operating partnership may acquire properties in the future subject to material restrictions on refinancing or resale designed to minimize the adverse tax consequences to the limited partners who contribute those properties. These restrictions could significantly reduce our flexibility to manage our assets by preventing us from reducing mortgage debt or selling a property when such a transaction might be in our best interest in order to reduce interest costs or dispose of an under-performing property.

We do not have voting control over our joint venture investments, so we are unable to ensure that our objectives will be pursued.

We have invested in some cases as a co-venturer or partner in the acquisition or development of properties. These investments involve risks not present in a wholly-owned project. We do not have voting control over the ventures or partnerships. The co-venturer or partner might (1) have interests or goals that are inconsistent with our interests or goals or (2) otherwise impede our objectives. The co-venturer or partner also might become insolvent or bankrupt.

Risk Factors Related to Our Capital Structure

Our debt financing may reduce distributions to shareholders.

We do not expect to generate sufficient funds from operations to make balloon principal payments when due on our debt. If we are unable to refinance our debt on acceptable terms, we might be forced to dispose of properties, which might result in losses, or to obtain financing at unfavorable terms. Either could reduce the cash flow available for distributions to shareholders. In addition, if we cannot make required mortgage payments, the mortgagee could foreclose on the property securing the mortgage, causing the loss of cash flow from that property to meet obligations. Substantially all of our debt is cross-defaulted, but not cross-collateralized.

Our organizational documents do not limit the amount of debt that may be incurred. We have established a policy limiting total debt to 50% of total assets at cost and maintaining a minimum debt service coverage ratio of 2:1 on an annual basis. Our board of directors may amend this policy at any time without the approval of our shareholders.

Our line of credit imposes covenants which limit our flexibility in obtaining other financing, such as a prohibition on negative pledge agreements.

The degree to which we are leveraged could have important consequences to you, including the following:

•	leverage could affect our ability to obtain additional financing in the future to repay indebtedness or for working capital, capital expenditures, acquisitions, development or other general corporate purposes;

•	leverage could make us more vulnerable to a downturn in our business or the economy generally; and

•	as a result, our leverage could lead to reduced distributions to shareholders.

We are dependent on external sources of capital, which may not be available.

To qualify as a REIT, we must, among other things, distribute to our stockholders each year at least 90% of our REIT taxable income (excluding any net capital gains). Because of these distribution requirements, we likely will not be able to fund all future capital needs, including capital for acquisitions, with income from operations. We therefore will have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market’s perception of our growth potential and our current and potential future earnings. Moreover, additional equity offerings may result in substantial dilution of stockholders’ interests, and additional debt financing may substantially increase our degree of leverage.

Risk Factors Related to Interest Rates and the Market for Our Stock

Increased interest rates may reduce distributions to shareholders.

We are obligated on floating rate debt. If we do not eliminate our exposure to increases in interest rates through interest rate protection or cap agreements, these increases may reduce cash flow and our ability to make distributions to shareholders.

Although swap agreements enable us to convert floating rate debt to fixed rate debt and cap agreements enable us to cap our maximum interest rate, they expose us to the risk that the counterparties to these hedge agreements may not perform, which could increase our exposure to rising interest rates. Generally, however, the counterparties to our hedge agreements are major financial institutions. If we enter into swap agreements, decreases in interest rates will increase our interest expense as compared to the underlying floating rate debt. This could result in our making payments to unwind these agreements, such as in connection with a prepayment of the floating rate debt. Cap agreements do not protect us from increases up to the capped rate.

Increased market interest rates could reduce our stock prices.

The annual dividend rate on our common and preferred stock as a percentage of its market price may influence the trading price of our stock. An increase in market interest rates may lead purchasers to demand a higher annual dividend rate, which could adversely affect the market price of our stock. A decrease in the market price of our common stock could reduce our ability to raise additional equity in the public markets.

Outstanding SynDECs could adversely influence the market price for our common stock.

In June 2003, an affiliate of Security Capital Group Incorporated sold 23,203,712 shares of our common stock, including 4,606,880 shares purchased by us directly from Security Capital, and Citigroup Global Markets

Holdings Inc., or CGMHI, sold an aggregate of 8,280,000 SynDECS (Debt Exchangeable for Common Stock). The SynDECS are a series of debt securities of CGMHI that will each be mandatorily exchanged upon maturity, on July 1, 2006, into between 5/6th of a share and one share of Regency’s common stock or its value in cash based on a formula linked to the market price of Regency’s common stock. Any market for the SynDECS is likely to influence the market for Regency’s common stock. For example, the price of Regency’s common stock could become more volatile and could be depressed by investors’ anticipation of the potential distribution into the market of substantial additional amounts of Regency’s common stock at the maturity of the SynDECS, by possible sales of Regency’s common stock by investors who view the SynDECS as a more attractive means of equity participation in Regency and by hedging or arbitrage trading activity that may develop involving the SynDECS and Regency’s common stock.

Risk Factors Related to Federal Income Tax Laws

If we fail to qualify as a REIT for federal income tax purposes, we would be subject to federal income tax at regular corporate rates.

We believe that we qualify for taxation as a REIT for federal income tax purposes, and we plan to operate so that we can continue to meet the requirements for taxation as a REIT. If we qualify as a REIT, we generally will not be subject to federal income tax on our income that we distribute currently to our stockholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances, some of which may not be totally within our control and some of which involve questions of interpretation. For example, to qualify as a REIT, at least 95% of our gross income must come from specific passive sources, like rent, that are itemized in the REIT tax laws. There can be no assurance that the IRS or a court would agree with the positions we have taken in interpreting the REIT requirements. We also are required to distribute to our stockholders at least 90% of our REIT taxable income (excluding capital gains). The fact that we hold some of our assets through partnerships and their subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult, or impossible, for us to remain qualified as a REIT.

Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes. This likely would have a significant adverse affect on the value of our securities. In addition, we would no longer be required to pay any dividends to stockholders.

Even if we qualify as a REIT for federal income tax purposes, we are required to pay certain federal, state and local taxes on our income and property. For example, if we have net income from “prohibited transactions,” that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While we have undertaken a significant number of asset sales in recent years, we do not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise. In addition, any net taxable income earned directly by our taxable affiliates, including Regency Realty Group, Inc., is subject to federal and state corporate income tax. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to an affiliated REIT. In addition, a REIT has to pay a 100% penalty tax on some payments that it receives if the economic arrangements between the REIT, the REIT’s tenants and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our stockholders.

Prior to December 31, 2000, a REIT could not own securities in any one issuer if the value of those securities exceeded 5% of the value of the REIT’s total assets or the securities owned by the REIT represented more than 10% of the issuer’s outstanding voting securities. As a result of the REIT Modernization Act, after December 31, 2000, the 5% value test and the 10% voting security test were modified in two respects. First, the 10% voting securities test was expanded so that REITs also are prohibited from owning more than 10% of the value of the outstanding securities of any one issuer. Second, an exception to these tests allows a REIT to own securities of a subsidiary that exceed the 5% value test and the new 10% vote or value test if the subsidiary elects to be a “taxable REIT subsidiary.” Under a new asset test, for taxable years beginning after December 31, 2000, we are not able to own securities of taxable REIT subsidiaries that represent in the aggregate more than 20% of the value of our total assets. We currently own more than 10% of the total value of the outstanding securities of Regency Realty Group, Inc., which has elected to be a taxable REIT subsidiary.

Our former foreign controlled status could cause foreign shareholders to be subject to tax upon a sale of shares.

Gain recognized by a non-U.S. shareholder upon the sale or exchange of our shares generally would not be subject to United States taxation unless, among other exceptions, our shares constitute a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” as described below.

Our shares will not constitute a U.S. real property interest if we are a domestically controlled REIT, which requires that, at all times during the five-year period preceding a sale or exchange of our stock, less than 50% in value of our stock is held directly or indirectly by non-U.S. shareholders. Because a foreign company beneficially owned in excess of 50% in value of our shares until January 16, 2001, when a domestic corporation acquired those shares, we believe that we currently are not a domestically controlled REIT, but that we may become domestically-controlled in the future. Because our shares are publicly traded, however, we cannot guarantee that we will become a domestically controlled REIT. Even if we do not qualify as a domestically controlled REIT at the time a non-U.S. shareholder sells our shares, gain arising from the sale still would not be subject to FIRPTA tax if: (1) the class or series of shares sold is considered regularly traded under applicable treasury regulations on an established securities market, such as the New York Stock Exchange; and (2) the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange. See “Federal Income Tax Considerations - U.S. Taxation of Non-U.S. Shareholders” below for a more detailed discussion of the U.S. tax consequences applicable to foreign investors in our stock.

Risk Factors Related to Our Ownership Limitations, the Florida Business Corporation Act and Certain Other Matters

Restrictions on the ownership of our capital stock to preserve our REIT status could delay or prevent a change in control.

Ownership of more than 7% by value of our outstanding capital stock by certain persons is restricted for the purpose of maintaining our qualification as a REIT, with certain exceptions. This 7% limitation may discourage a change in control and may also (i) deter tender offers for our capital stock, which offers may be attractive to our shareholders, or (ii) limit the opportunity for our shareholders to receive a premium for their capital stock that might otherwise exist if an investor attempted to assemble a block in excess of 7% of our outstanding capital stock or to effect a change in control.

The issuance of our capital stock could delay or prevent a change in control.

Our articles of incorporation authorize our board of directors to issue up to 10,000,000 shares of preferred stock and 10,000,000 shares of special common stock and to establish the preferences and rights of any shares issued. The issuance of preferred stock or special common stock could have the effect of delaying or preventing a change in control even if a change in control were in our shareholders’ interest. The provisions of the Florida

Business Corporation Act regarding control share acquisitions and affiliated transactions could also deter potential acquisitions by preventing the acquiring party from voting the common stock it acquires or consummating a merger or other extraordinary corporate transaction without the approval of our disinterested shareholders. See “Capital Stock” for additional information.

Our board of directors may change our policies without a vote of our shareholders.

Our board of directors establishes the policies that govern our investment and operating strategies including, among others, development and acquisition of shopping centers, tenant and market focus, debt and equity financing policies, quarterly distributions to shareholders and REIT tax status. Our board of directors may amend these policies at any time without a vote of our shareholders.

THE COMPANY

Regency is a real estate investment trust or “REIT”. We invest in retail shopping centers through Regency Centers, L.P., the operating partnership in which we are the sole general partner and currently own approximately 98% of the outstanding common partnership units. Our acquisition, development, operations and financing activity, including the issuance of common or preferred partnership units, is generally executed by our operating partnership, its wholly-owned subsidiaries and joint ventures with third parties.

Our executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 and our telephone number is (904) 598-7000.

USE OF PROCEEDS

Unless otherwise set forth in the applicable prospectus supplement, the net proceeds from the sale of our securities will be used for general corporate purposes, which may include the repayment of outstanding indebtedness, the redemption of preferred units issued by our operating partnership, the acquisition of shopping centers as suitable opportunities arise, the expansion and improvement of properties in our portfolio and payment of development costs for new centers.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table shows our ratio of earnings to fixed charges for the periods indicated:

	For the six months ended June 30,		For the year ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges (1)	2.0	1.7	1.9	1.6	1.5	1.5	1.7

(1)	Net earnings from discontinued operations have been restated for all periods presented.

The ratios of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings by the sum of fixed charges and preferred stock dividends. The term “fixed charges” for our company includes the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) dividends paid on preferred stock and preferred units. The term “earnings” for our company is the amount resulting from adding (a) income from continuing operations before adjustment for minority interests in consolidated subsidiaries, (b) fixed charges and (c) cash distributed by equity investees; then subtracting from the total of added items (a) capitalized interest, (b) dividends paid on preferred stock and preferred units and (c) equity in income of investments in real estate partnerships.

CAPITAL STOCK

General

We are authorized to issue up to:

•	150,000,000 shares of common stock, $.01 par value per share,

•	10,000,000 shares of special common stock, $.01 par value, and

•	30,000,000 shares of preferred stock, $.01 par value per share.

As of September 23, 2004, we had 62,538,266 shares of common stock issued and outstanding. We also had depositary shares representing an aggregate of 300,000 shares of 7.45% Series 3 cumulative redeemable preferred stock and depositary shares representing an aggregate of 500,000 shares of 7.25% Series 4 cumulative redeemable preferred stock issued and outstanding on that date. In addition, we have reserved for issuance, upon exchange of three corresponding series of preferred limited partnership interests of our operating partnership, an aggregate of 1,040,000 shares of cumulative redeemable preferred stock.

All of the outstanding capital stock is, and all of the shares offered by means of this prospectus will be, fully paid and non-assessable. This means that the shares we offer will be paid for in full at the time they are issued, and, once they are paid for in full, there will be no further liability for further assessments.

Statutory Provisions and Provisions of Our Articles of Incorporation and Bylaws

The following provisions of the Florida Business Corporation Act and our articles of incorporation and bylaws could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, our company.

Restrictions on Ownership

Restrictions Relating to REIT Qualification. In order for us to qualify as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, our stock must be beneficially owned (without reference to attribution rules) by 100 or more persons during at least 335 days in a taxable year of 12 months or during a proportionate part of a shorter taxable year, and certain other requirements must be satisfied (see “Certain Federal Income Tax Considerations-Requirements for Qualification”).

To assure that five or fewer individuals do not Beneficially Own (as defined in the our articles of incorporation to include ownership through the application of certain stock attribution provisions of the Code) more than 50% in value of our outstanding capital stock, our articles of incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own (by virtue of certain of the attribution provisions of the Code), more than 7% by value (the “Ownership Limit”) of our outstanding capital stock. Certain existing holders specified in our articles of incorporation and those to whom Beneficial Ownership of their capital stock is attributed, whose Beneficial Ownership of capital stock exceeds the Ownership Limit (“Existing Holders”), may continue to own such percentage by value of outstanding capital stock (the “Existing Holder Limit”) and may increase their respective Existing Holder Limits through our benefit plans, dividend reinvestment plans, additional asset sales or capital contributions to us or acquisitions from other Existing Holders, but may not acquire additional shares from these sources such that the five largest Beneficial Owners of capital stock hold more than 49.5% by value of our outstanding capital stock, and in any event may not increase their respective Existing Holder Limits through acquisition of capital stock from any other sources.

In addition, because rent from a related tenant (any tenant 10% of which is owned, directly or constructively, by the REIT) is not qualifying rent for purposes of the gross income tests under the Code (see

“Certain Federal Income Tax Considerations-Requirements for Qualification-Income Tests”), our articles of incorporation provide that no constructive owner of our stock who owns, directly or indirectly, a 10% interest in any tenant of ours (a “Related Tenant Owner”) may own, or constructively own by virtue of certain of the attribution provisions of the Code (which differ from the attribution provisions applied to determine Beneficial Ownership), more than 9.8% by value of our outstanding capital stock (the “Related Tenant Limit”).

Our board of directors may waive the Ownership Limit, the Existing Holder Limit and the Related Tenant Limit if evidence satisfactory to the board of directors is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, our board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status.

Remedies.    If shares of capital stock:

•	in excess of the applicable Ownership Limit, Existing Holder Limit, or Related Tenant Limit, or

•	which (1) would cause the REIT to be beneficially owned by fewer than 100 persons (without application of the attribution rules), or (2) would result in Regency being “closely held” within the meaning of Section 856(h) of the Code, are issued or transferred to any person or retained by any person after becoming a Related Tenant Owner, such issuance, transfer, or retention will be null and void to the intended holder, and the intended holder will have no rights to the stock. Capital stock transferred, proposed to be transferred, or retained in excess of the Ownership Limit, the Existing Holder Limit, or the Related Tenant Limit or which would otherwise jeopardize our status as a REIT (“excess shares”) will be deemed held in trust on behalf of us and for our benefit. Our board of directors will, within six months after receiving notice of such actual or proposed transfer, either:

•	direct the holder of such shares to sell all shares held in trust for Regency for cash in such manner as our board of directors directs, or

•	redeem such shares for a price equal to the lesser of:

•	the price paid by the holder from whom shares are being redeemed, and

•	the average of the last reported sales prices on the New York Stock Exchange of the relevant class of capital stock on the 10 trading days immediately preceding the date fixed for redemption by our board of directors, or if such class of capital stock is not then traded on the New York Stock Exchange, the average of the last reported sales prices of such class of capital stock (or, if sales prices are not reported, the average of the closing bid and asked prices) on the 10 trading days immediately preceding the relevant date as reported on any exchange or quotation system over which such class of capital stock may be traded, or if such class of capital stock is not then traded over any exchange or quotation system, then the price determined in good faith by our board of directors as the fair market value of such class of capital stock on the relevant date.

If our board of directors directs the intended holder to sell the shares, the holder must receive the proceeds from the sale as trustee for us and pay us out of the proceeds of the sale all expenses incurred by us in connection with the sale, plus any remaining amount of the proceeds that exceeds the amount originally paid by the intended holder for such shares. The intended holder will not be entitled to distributions, voting rights or any other benefits with respect to such excess shares except the amounts described above. Any dividend or distribution paid to an intended holder on excess shares must be repaid to us upon demand.

Miscellaneous. All certificates representing capital stock will bear a legend referring to the restrictions described above. The transfer restrictions described above will not preclude the settlement of any transaction entered through the facilities of the New York Stock Exchange.

Our articles of incorporation provide that every shareholder of record of more than 5% of our outstanding capital stock and every Actual Owner (as defined in our articles of incorporation) of more than 5% of our outstanding capital stock held by a nominee must give written notice to us of information specified in our articles of incorporation within 30 days after December 31 of each year. In addition, each Beneficial Owner of capital stock and each person who holds capital stock for a Beneficial Owner must provide to us such information as we may request, in good faith, in order to determine our status as a REIT.

The ownership limitations described above may have the effect of precluding acquisition of control of Regency by a third party even if our board of directors determines that maintenance of REIT status is no longer in our best interests. Our board of directors has the right under our articles of incorporation (subject to contractual restrictions, including covenants made to the lenders under our line of credit) to revoke our REIT status if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT. In the event of such revocation, the ownership limitations in our articles of incorporation will remain in effect. Any change in the ownership limitations would require an amendment to our articles.

Advance Notice Provisions For Shareholder Nominations and Shareholder Proposals

Our bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before any meeting of our shareholders. Any shareholder nomination or proposal for action at an upcoming shareholder meeting must be delivered to us no later than the deadline for submitting shareholder proposals pursuant to Rule 14a-8 under the Exchange Act. The presiding officer at any shareholder meeting is not required to recognize any proposal or nomination which did not comply with this deadline.

The purpose of requiring shareholders to give advance notice of nominations and other business is to afford our board a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by our board, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give the board any power to disapprove timely shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring the third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal.

Certain Provisions of Florida Law

We are subject to anti-takeover provisions that apply to public corporations organized under Florida law unless the corporation has elected to opt out of those provisions in its articles of incorporation or its bylaws. We have not elected to opt out of these provisions.

Subject to certain exceptions, the Florida Business Corporation Act prohibits the voting of shares in a publicly held Florida corporation that are acquired in a “control share acquisition” unless:

•	the board of directors approves the control share acquisition; or

•	the holders of a majority of the corporation’s voting shares approve the granting of voting rights to the acquiring party.

A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party, directly or indirectly, to vote in the election of directors within any of the following ranges of voting power:

•	1/5 or more but less than 1/3;

•	1/3 or more but less than a majority; and

•	a majority or more.

The Florida Business Corporation Act also contains an “affiliated transaction” provision that prohibits a publicly held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless:

•	the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder;

•	the corporation has not had more than 300 shareholders of record during the three years preceding the “affiliated transaction”;

•	the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years;

•	the interested shareholder is the beneficial owner of at least 90% of the voting shares (excluding shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors);

•	consideration is paid to the holders of the corporation’s shares equal to the highest amount per share paid by the interested shareholder for the acquisition of the corporation’s shares in the last two years or fair market value, and other specified conditions are met; or

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder.

An “interested shareholder” is defined as a person who, together with affiliates and associates, beneficially owns more than 10% of a company’s outstanding voting shares.

Indemnification and Limitation of Liability

The Florida Business Corporation Act authorizes Florida corporations to indemnify any person who was or is a party to any proceeding other than an action by, or in the right of, the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation. The indemnity also applies to any person who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity. The indemnification applies against liability incurred in connection with such a proceeding, including any appeal thereof, if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. To be eligible for indemnity with respect to any criminal action or proceeding, the person must have had no reasonable cause to believe his or her conduct was unlawful.

In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is found liable, unless the court in which the action was brought determines such person is fairly and reasonably entitled to indemnification.

The indemnification provisions of the Florida Business Corporation Act require indemnification if a director, officer, employee or agent has been successful in defending any action, suit or proceeding to which he or she was a party by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation. The indemnity covers expenses actually and reasonably incurred in defending the action.

The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or bylaws of the corporation or any agreement between officers and directors and the corporation. Each of our directors and executive officers has signed an indemnification agreement. The indemnification agreements provide for full indemnification of our directors and executive officers under Florida law. The indemnification agreements also provide that we will indemnify the officer or director against liabilities and expenses incurred in a proceeding to which the officer or director is a party or is threatened to be made a party, or in which the officer or director is called upon to testify as a witness or deponent, in each case arising out of actions of the officer or director in his or her official capacity. The officer or director must repay such expenses if it is subsequently found that the officer or director is not entitled to indemnification. Exceptions to this additional indemnification include criminal violations by the officer or director, transactions involving an improper personal benefit to the officer or director, unlawful distributions of our assets under Florida law and willful misconduct or conscious disregard for our best interests.

Our bylaws provide for the indemnification of directors, former directors, executive officers and former executive officers to the maximum extent permitted by Florida law and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that the director or officer was a party to by reason of the fact that he or she is or was a director or officer of our corporation, or at our request, a director, officer, employee or agent of another corporation. Our bylaws also provide that we may purchase and maintain insurance on behalf of any director or executive officer against liability asserted against the director or executive officer in such capacity.

Under the Florida Business Corporation Act, a director is not personally liable for monetary damages to us or to any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances. Those circumstances include violations of criminal law (unless the director had reasonable cause to believe that such conduct was lawful or had no reasonable cause to believe such conduct was unlawful), transactions in which the director derived an improper personal benefit, transactions involving unlawful distributions, and conscious disregard for the best interest of the corporation or willful misconduct (only if the proceeding is by or in the right of the corporation). As a result, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available.

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to 150,000,000 shares of common stock, $.01 par value per share. As of September 23, 2004, we had 62,538,266 shares of common stock issued and outstanding. Holders of our common stock are entitled to one vote per share. All actions submitted to a vote of shareholders are voted on by holders of common stock voting together as a single class. Holders of common stock are not entitled to cumulative voting in the election of directors.

Holders of common stock are entitled to receive dividends in cash or in property on an equal basis, if and when dividends are declared on the common stock by our board of directors, subject to any preference in favor of outstanding shares of preferred stock.

In the event of the liquidation of our company, all holders of common stock will participate on an equal basis with each other in our net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock.

Holders of common stock are not entitled to preemptive rights, and the common stock is not subject to redemption.

The rights of holders of common stock are subject to the rights of holders of any preferred stock that we have designated or may designate in the future. The rights of preferred shareholders may adversely affect the rights of the common shareholders.

Special Common Stock

Under our articles of incorporation, our board of directors is authorized, without further shareholder action, to provide for the issuance of up to 10,000,000 shares of special common stock from time to time in one or more classes or series. As of September 4, 2004, no shares of special common stock were outstanding.

The following is a description of the general terms and provisions of our special common stock. We will describe the particular terms of any class or series of special common stock we offer in the applicable prospectus supplement. The summary of our special common stock contained in this prospectus is not complete and does not contain all of the information that you may find useful or that may be important to you. You should refer to the provisions of our articles of incorporation and the applicable amendment to our articles creating any special common stock offered hereby, which we will file with the SEC at or before the time of issuance of the class or series. These documents are or will be available as described under the heading “Where You Can Find More Information” above.

The special common stock will bear dividends in such amounts as our board may determine with respect to each class or series. Dividends on any class or series of special common stock must be pari passu with dividends on our common stock. This means that we cannot pay dividends on the special common stock without also paying dividends on an equal basis on our common stock. Upon the liquidation, dissolution or winding up of the company, the special common stock will participate on an equal basis with the common stock in liquidating distributions.

Shares of special common stock will have one vote per share and vote together with the holders of common stock (and not separately as a class except where otherwise required by law), unless the board of directors creates classes or series with more limited voting rights or without voting rights. The board will have the right to determine whether shares of special common stock may be converted into shares of any other class or series or be redeemed, and, if so, the redemption price and the other terms and conditions of redemption, and to determine such other rights as may be allowed by law. Holders of special common stock will not be entitled, as a matter of right, to preemptive rights.

Because we expect special common stock to be closely held as a general rule, we anticipate that most classes or series would be convertible into common stock for liquidity purposes.

The special common stock offered hereby will be issued in one or more classes or series. The applicable prospectus supplement will describe the following terms of the class or series of special stock offered thereby:

(1) the designation of the class or series and the number of shares offered;

(2) the initial public offering price at which the class or series will be issued;

(3) the dividend rate (or method of calculation);

(4) any redemption or sinking fund provisions;

(5) any conversion or exchange rights;

(6) any voting rights;

(7) any listing of the special common stock on any securities exchange;

(8) a discussion of federal income tax considerations applicable to the class or series;

(9) any limitations on issuance of any class or series of stock ranking senior to or on a parity with the class or series as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

(10) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT for federal tax purposes; and

(11) any other specific terms, preferences, rights, limitations or restrictions of the class or series.

Transfer Agent

The transfer agent for our common stock is Wachovia Bank, National Association, Charlotte, North Carolina.

DESCRIPTION OF PREFERRED STOCK

General

The following is a description of the general terms and provisions of our preferred stock. We will describe the particular terms of any class or series of preferred stock we offer in the applicable prospectus supplement. The summary of our preferred stock contained in this prospectus is not complete and does not contain all of the information that you may find useful or that may be important to you. You should refer to the provisions of our articles of incorporation and the applicable amendment to our articles creating any preferred stock offered hereby, which we will file with the SEC at or before the time of issuance of the class or series. These documents, along with existing amendments creating series of preferred stock that our board of directors has previously authorized, are or will be available as described under the heading “Where You Can Find More Information” above.

Our board of directors has the ability to issue from time to time up to 30,000,000 shares of preferred stock in one or more classes or series, without shareholder approval. The board of directors may, by adopting an amendment to our articles of incorporation, designate for the class or series:

•	the number of shares and name of the class or series;

•	the dividend rights and preferences, if any;

•	liquidation preferences and the amounts payable on liquidation or dissolution;

•	redemption terms, if any;

•	the voting powers of the series, including the right to elect directors, if any;

•	the terms upon which the class or series may be converted into any other class or series of our stock, including our common stock; and

•	any other terms that are not prohibited by law.

It is impossible for us to state the actual effect on existing shareholders if the board of directors designates any class or new series of preferred stock. The effects of such a designation will not be determinable until the rights accompanying the class or series have been designated. The issuance of preferred stock could adversely affect the voting power, cash available for dividends, liquidation rights or other rights held by owners of common stock or other series of preferred stock. The board of directors’ authority to issue preferred stock without shareholder approval could make it more difficult for a third party to acquire control of our company, and could discourage any such attempt.

Preferred Stock Outstanding or Reserved for Issuance

As of September 23, 2004, we have two series of preferred stock outstanding, both represented by depositary shares:

•	300,000 shares of 7.45% Series 3 cumulative redeemable preferred stock, represented in turn by 3,000,000 depositary shares; and

•	500,000 shares of 7.25% Series 4 cumulative redeemable preferred stock, represented in turn by 5,000,000 depositary shares.

We have an additional three series of preferred stock, totaling 1,040,000 shares, reserved for issuance upon exchange of three corresponding series of preferred limited partnership interests in our operating partnership, Regency Centers, L.P. The terms of these three series of preferred stock are summarized below.

All five series of our preferred stock outstanding or authorized for issuance are entitled to dividends on an equal basis before the holders of our common stock receive dividends, and all five series are entitled to a liquidation preference on an equal basis before holders of our common stock receive any liquidating distributions.

Series 3 and Series 4 Preferred Stock

Our Series 3 and Series 4 preferred shares are represented by depositary shares. Each depositary share represents 1/10th of a share of preferred stock. The Series 3 and Series 4 preferred shares have a liquidation preference of $250 per share ($25 per depositary share). The Series 3 preferred shares are entitled to a cumulative dividend at the rate of 7.45% of the liquidation preference per year ($1.8625 per year per depositary share). The Series 4 preferred shares are entitled to a cumulative dividend at the rate of 7.25% of the liquidation preference per year ($1.8125 per year per depositary share).

As to the limited matters on which the holders of Series 3 and Series 4 preferred shares are entitled to vote, they generally will vote as a class with other preferred shares upon which like voting rights have been granted (together with the Series 3 and Series 4 preferred stock, the “parity voting stock”), and each share will be entitled to one vote per $25 of liquidation preference (equivalent to one vote per depositary share). If we fail to declare or pay dividends on the Series 3 or Series 4 preferred stock for at least six dividend periods, whether or not consecutive, the holders of the Series 3 and Series 4 preferred stock, along with the holders of other parity voting stock also having voting rights because of dividend arrearages on their shares, voting together as a single class without regard to class or series, will be entitled to elect two members of our board of directors by a plurality of votes (assuming the presence of a quorum). This voting right will vest and the additional directors so elected to our board will serve until all accrued and unpaid dividends on the parity voting securities have been paid or a sufficient sum has been set aside for their payment.

The affirmative vote of the holders of at least a majority of the voting power entitled to be cast by the holders of Series 3 and Series 4 preferred stock and other parity voting stock, voting together as a single class, is also required to amend our articles of incorporation to increase the authorized amount of our preferred stock (unless junior to the parity voting stock). The Series 3 and Series 4 preferred stock, along with other parity voting stock, also have the right to approve (by at least two-thirds of the voting power they are entitled to cast) certain other amendments to our articles of incorporation that are specifically deemed to materially and adversely affect these holders.

At any time beginning April 3, 2008 in the case of the Series 3 preferred stock and at any time beginning August 31, 2009 in the case of the Series 4 preferred stock, we have the right, but not the obligation, to redeem the preferred stock for cash at a redemption price of $250 per share (equivalent to $25 per depositary share), plus all accrued but unpaid dividends.

Series D, Series E and Series F Preferred Stock Reserved for Issuance

We have reserved three series of cumulative redeemable preferred stock for issuance upon exchange, on a one-share-for-one-unit basis, of three corresponding series of preferred limited partnership units in Regency Centers, L.P., our operating partnership. The limited partnership units were issued in private placements to institutional investors. Each corresponding series of cumulative redeemable preferred stock:

•	will be entitled to a liquidation preference;

•	will bear cumulative preferential quarterly dividends based on a specified percentage of the liquidation preference;

•	will not be convertible into our common stock;

•	will have no stated maturity or mandatory redemption; and

•	will be callable from time to time at our election.

The preferred stock generally will be issuable beginning 10 years after the date of issuance of the corresponding series of preferred units. The preferred stock will be exchangeable for the preferred units earlier under certain circumstances, including if our operating partnership fails to make timely distributions on its preferred units for six quarters, or if the partnership is or is likely to become in the immediate future a “publicly traded partnership” within the meaning of Section 7704 of the Internal Revenue Code.

When issued, the preferred stock will not have voting rights except in limited circumstances generally similar to those of our Series 3 and Series 4 preferred stock.

The following table describes the preferred units outstanding as of September 23, 2004 and the related series of authorized but unissued preferred stock:

Series	Units Issued/Shares Issuable	Aggregate Liquidation Preference	Distribution Rate	Date Callable by Regency	Exchangeable by Unitholder
Series D	500,000	50,000,000	9.125%	09/29/04	09/29/09
Series E	300,000	30,000,000	8.750%	05/25/05	05/25/10
Series F	240,000	24,000,000	8.750%	09/08/05	09/08/10

	1,040,000	$104,000,000

Preferred Stock Offered Hereby

The preferred stock offered hereby will be issued in one or more classes or series. The preferred stock will have the dividend, liquidation, redemption, voting and other rights described below. The applicable prospectus supplement will describe the following terms of the class or series of preferred stock offered thereby:

(1) the designation of the class or series and the number of shares offered;

(2) the liquidation preference of the class or series;

(3) the initial public offering price at which the class or series will be issued;

(4) the dividend rate (or method of calculation), the dates on which dividends will be payable and the dates from which dividends will begin to accumulate, if any;

(5) any redemption or sinking fund provisions;

(6) any conversion or exchange rights;

(7) any voting rights;

(8) any listing of the preferred stock on any securities exchange;

(9) a discussion of federal income tax considerations applicable to the class or series;

(10) the relative ranking and preferences of the class or series as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

(11) any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

(12) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT for federal tax purposes.

Rank

The preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution and winding up, rank prior to the common stock (including any special common stock) and all other classes and series of our equity securities hereafter authorized, issued or outstanding, other than any classes or series of our equity securities which by their terms specifically provide for a ranking on a parity with (the “parity stock”) or senior to (the “senior stock”) the preferred stock as to dividend rights and rights upon our liquidation, dissolution or winding up. We sometimes refer collectively to the common stock and the other classes and series of equity securities that are not senior stock or parity stock as the “junior stock.” The preferred stock will be on a parity with our Series 3, Series 4, Series B, Series C and Series D preferred stock if our board of directors specifically makes it on a parity with these series of preferred stock. Otherwise, the preferred stock will be junior to these series of preferred stock. The preferred stock will be junior to all our outstanding debt. The preferred stock will be subject to future creation of senior stock, parity stock and junior stock to the extent not expressly prohibited by the amendment to our articles of incorporation that designates the class or series of preferred stock.

Dividends

Holders of preferred stock will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available therefor, dividends or distributions in cash, property or other assets of Regency or in securities of Regency or from any other source as our board of directors determines, in its discretion, and at such dates and at such rates per share per year as described in the applicable prospectus supplement. The dividend rate may be fixed or variable, or both. Each declared dividend will be payable to holders of record as they appear at the close of business on our books on record dates determined by our board of directors.

Dividends on a class or series of preferred stock may be cumulative or non-cumulative. If dividends on a class or series of preferred stock are non-cumulative and if our board of directors fails to declare a dividend for a dividend period with respect to the class or series, then holders of the class or series will have no right to receive a dividend for that dividend period, and we will have no obligation to pay the dividend for that period, whether or not dividends are declared payable on any future dividend payment dates. If dividends on a class or series of preferred stock are cumulative, the dividends on the shares will accrue from and after the date set forth in the applicable prospectus supplement.

No full dividends will be declared or paid or set apart for payment on any class or series of preferred stock ranking, as to dividends, on a parity with or junior to the class or series of preferred stock offered by the applicable prospectus supplement for any period unless full dividends for the immediately preceding dividend period on such preferred stock (including any accumulation of unpaid dividends for prior dividend periods, if dividends on such preferred stock are cumulative) have been or are contemporaneously declared and paid or are declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) on such preferred stock and any of our parity stock ranking on a parity as to dividends with such preferred stock, dividends on such preferred stock and dividends on such parity stock will be declared pro rata so that the amount of dividends declared per share on such preferred stock and such parity stock will in all cases bear to each other the same ratio that accrued dividends for the then-current dividend period per share on such preferred stock (including any accumulation of unpaid dividends for prior dividend periods, if dividends on such preferred stock are cumulative) and accrued dividends, including required or permitted accumulations, if any, on shares of such parity stock, bear to each other. No interest, or sum of money in lieu of interest, will be payable with respect to any dividend payment(s) on preferred stock that may be in arrears.

Unless full dividends on the class or series of preferred stock offered by the applicable prospectus supplement have been declared and paid or set apart for payment for the immediately preceding dividend period (including any accumulation of unpaid dividends for prior dividend periods, if dividends on such preferred stock are cumulative):

•	we may not declare, set aside or pay any cash dividend or distribution (other than in shares of junior stock) on the junior stock;

•	we may not, directly or indirectly, repurchase, redeem or otherwise acquire any shares of our junior stock (or pay any amounts into a sinking fund for the redemption of any shares of our junior stock) except by conversion into or exchange for junior stock; and

•	we may not, directly or indirectly, repurchase, redeem or otherwise acquire any such preferred stock or any stock ranking on parity with such preferred stock (or pay any amounts into a sinking fund for the redemption of any shares of any such stock) otherwise than pursuant to pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of such preferred stock and such parity stock (except by conversion into or exchange for junior stock).

The limitations described above will not apply to:

•	payments in lieu of fractional shares in connection with a merger, stock dividend or similar event; or

•	any redemption necessary in order to preserve our status as a REIT.

Any dividend payment made on a class or series of preferred stock will first be credited against the earliest accrued but unpaid dividend due with respect to shares of the class or series.

Liquidation

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of Regency, the holders of a class or series of preferred stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of

•	any preferred stock junior on our liquidation, dissolution or winding up, or

•	our common stock (including any special common stock),

to receive a liquidating distribution in the amount of the liquidation preference per share as set forth in the applicable prospectus supplement, plus accrued and unpaid dividends for the then-current dividend period (including any accumulation of unpaid dividends for prior dividend periods, if dividends on the class or series of preferred stock are cumulative). The liquidation preference is not indicative of the price at which the preferred stock will actually trade on or after the date of issuance.

If the amounts available for distribution with respect to a class or series of preferred stock and all other outstanding parity stock are not sufficient to satisfy the full liquidation rights of all such parity stock outstanding, then the holders of each class or series will share ratably in any such distribution of assets in proportion to the full respective preferential amounts (which may include accumulated dividends) to which they are entitled. Unless otherwise provided in the applicable prospectus supplement, after payment of the full amount of the liquidating distribution, the holders of preferred stock will not be entitled to any further participation in any distribution of our assets.

Redemption

The terms, if any, on which preferred stock of any class or series may be redeemed will be set forth in the applicable prospectus supplement. These terms will include:

•	whether the shares are redeemable at our election or the election of the holder or are mandatorily redeemable on a specified date or the occurrence of a specified event;

•	the redemption price (or the manner of calculating the redemption price), including any premium over the liquidation preference per share;

•	whether the redemption price will be payable in cash or other consideration;

•	the redemption date or dates;

•	redemption notice requirements;

•	other procedures for redemption, including the manner for selecting shares to be redeemed if fewer than all shares of the class or series are to be redeemed; and

•	when, where and how we must make a deposit of the redemption price in order for the shares called for redemption to be deemed no longer outstanding and the date as of which they will cease to be deemed outstanding if we comply with these provisions.

Conversion Rights

The terms and conditions, if any, upon which shares of any class or series of preferred stock will be convertible into our common stock will be set forth in the applicable prospectus supplement. Such terms will include:

•	the number of shares of common stock into which the preferred stock is convertible;

•	the conversion price (or manner of calculating the conversion price);

•	the conversion period;

•	provisions as to whether conversion will be at the option of the holders of the preferred stock or at our option;

•	the events requiring an adjustment of the conversion price; and

•	provisions affecting conversion in the event of the redemption of such preferred stock.

Voting

The preferred stock of a class or series will not be entitled to vote, except (1) as described in the applicable prospectus supplement or (2) as required by Florida law.

If we apply to list a class or series of preferred stock on the New York Stock Exchange, the class or series will have the voting rights then required as a condition of listing. Voting rights required by the New York Stock Exchange as of the date of this prospectus include the following rights:

•	The affirmative vote of the holders of at least two-thirds of the voting power entitled to be cast by the holders of the listed class or series of preferred stock and all other preferred shares upon which like voting rights have been conferred and are exercisable, voting together as a single class, will be necessary to effect either of the following:

(1) designate, create or increase the authorized amount of any class or series of shares ranking senior to the listed class or series; but no such vote will be required if:

•	at or prior to the time of the action with respect to which such vote would be required, provision is made for the redemption of all outstanding shares of the listed class or series and no portion of the redemption price will be paid from the proceeds of such senior stock; or

•	the holders of the listed class or series have previously voted to grant authority to the board of directors to create such senior shares in accordance with Florida law; or

(2) amend, alter or repeal the articles of incorporation, whether in connection with a merger, consolidation, transfer or lease of assets substantially as an entirety, or otherwise (an “Event”), that materially and adversely affects the powers, rights or preferences of the holders of the listed class or series; provided, however, that:

•	the amendment of articles of incorporation to authorize or create or increase the authorized amount of any shares ranking junior to or on a parity with the listed class or series; or

•	with respect to the occurrence of any Event, so long as the issuer is the surviving entity and the listed class or series of preferred stock remains outstanding or the surviving entity is a domestic corporation which substitutes for the listed class or series other preferred stock having substantially the same rights and terms as the listed class or series, will not in either case be deemed to materially and adversely affect the powers, rights or preferences of the holders of the listed class or series.

•	The affirmative vote of the holders of at least a majority of the voting power entitled to be cast by the holders of the listed class or series preferred stock and the parity voting securities, voting together as a single class, will be required to amend the articles of incorporation to increase the authorized amount of preferred stock (unless junior to the listed class or series).

•	If and when dividends on the listed class or series of preferred stock have not been declared or paid for at least six dividend payment periods, whether or not consecutive, all holders of the class or series, together with all holders of the other parity voting securities, voting together as a single class without regard to class or series, must be entitled to elect a total of two members of the board of directors. This voting right must vest and any directors so elected must have the right to serve until all accumulated and unpaid dividends on the outstanding shares of the listed class or series and other parity voting securities have been paid or a sufficient sum set aside for payment thereof.

Under Florida law in effect on this date of this prospectus, holders of our preferred stock will be entitled to vote as a single class on any amendment to our articles of incorporation, whether or not our articles expressly give them voting rights, if the amendment would:

•	effect an exchange or reclassification of all or part of the shares of the class into shares of another class;

•	effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of the class;

•	change the designation, rights, preferences or limitations of all or part of the shares of the class;

•	change the shares of all or part of the class into a different number of shares of the same class;

•	create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of the class;

•	increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of the class;

•	limit or deny an existing preemptive right of all or part of the shares of the class; or

•	cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of the class.

Any such amendment would require the affirmative vote of a majority of the votes cast by the holders of preferred stock with respect to the amendment. However, if the amendment would create dissenters’ rights of appraisal, adoption of the amendment would require the affirmative vote of a majority of the votes entitled to be cast by the holders of preferred stock. If the amendment would affect a series of preferred stock in one or more of the ways described above in a substantially different way than any other series, the series so affected will be entitled to vote as a separate class on the amendment.

No Other Rights

The shares of a class or series of preferred stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or described in the applicable prospectus supplement, set forth in the applicable amendment to our articles designating the class or series or as otherwise required by law.

Transfer Agent

The transfer agent for each class or series of preferred stock will be described in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

We may, at our option, elect to offer fractional interests in shares of preferred stock, rather than a full share of preferred stock. In that event, receipts (“depositary receipts”) will be issued for depositary shares, each of which will represent a fraction of a share of a particular class or series of preferred stock, as described in the applicable prospectus supplement.

As of September 23, 2004, we have outstanding the following depositary shares:

•	3,000,000 depositary shares issued under a deposit agreement with Wachovia Bank, National Association, as depositary, each representing a 1/10th fractional interest in a share of our 7.45% Series 3 cumulative redeemable preferred stock; and

•	5,000,000 depositary shares issued under a deposit agreement with Wachovia Bank, National Association, as depositary, each representing a 1/10th fractional interest in a share of our 7.25% Series 3 cumulative redeemable preferred stock.

The depositary shares underlying our Series 3 and Series 4 preferred stock are listed on the New York Stock Exchange under the symbol “REGPRC” and “REGPRD,” respectively. For additional information about these depositary shares and the Series 3 and Series 4 preferred stock they represent, See “Description of Preferred Stock—Preferred Stock Outstanding or Reserved for Issuance.”

Any class or series of preferred stock represented by depositary shares will be deposited under a deposit agreement between Regency and the depositary. The prospectus supplement relating to a series of depositary shares will set forth the name and address of the depositary for the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by such depositary share, to all the rights and preferences of the preferred stock represented thereby, including dividend and liquidation rights and any right to convert the preferred stock into shares of our capital stock of a different class or series.

The following is a description of the general terms and provisions of the depositary shares. We will describe the particular terms of any depositary shares we offer in the applicable prospectus supplement. The summary of the depositary shares contained in this prospectus is not complete and does not contain all of the information that you may find useful or that may be important to you. You should refer to the provisions of the deposit agreement, the depositary receipts, our articles of incorporation and the applicable amendment to our articles creating the preferred stock underlying any depositary shares offered hereby, which we will file with the SEC at or before the time of issuance of the depositary shares. These documents, along with existing amendments creating series of preferred stock that our board of directors has previously authorized, are or will be available as described under the heading “Where You Can Find More Information” above.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of depositary shares owned by the holders on the relevant record date. The depositary will distribute only such amount, however, as can be distributed without attributing to any holder of depositary shares a fraction of one cent, and the balance not so distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares in an equitable manner, unless the depositary determines that it is not feasible to make the distribution, in which case the depositary may sell the property and distribute the net proceeds from the sale to the holders.

The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by us to our holders of preferred stock will be made available to the holders of depositary shares.

Redemption of Depositary Shares

If a class or series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary from the redemption, in whole or in part, of the class or series of preferred stock held by the depositary. The depositary will mail notice of redemption not less than 30 and not more than 60 days before the date fixed for redemption to the record holders of the depositary shares to be so redeemed at their respective addresses appearing on the depositary’s books. The redemption price per depositary share will equal the applicable fraction of the redemption price per share payable with respect to such class or series of preferred stock. Whenever we redeem preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing the preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined to be equitable by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding, and all rights of the holders of the depositary shares will cease, except the right to receive the money, securities, or other property to which the holders of the depositary shares were entitled to receive upon such redemption, upon surrender to the depositary of the depositary receipts evidencing their depositary shares.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notices of meeting to the record holders of the depositary shares relating to such preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by the holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the number of shares of preferred stock represented by the depositary shares in accordance with these instructions, and we will agree to take all reasonable action which the depositary may deem necessary in order to enable the depositary to do so. The depositary will abstain from voting the preferred stock to the extent it does not receive specific instructions from the holder of depositary shares representing such shares of preferred stock.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the holders of at least a majority of the depositary shares then outstanding approve the amendment. The deposit agreement will only terminate if (1) all outstanding depositary shares related thereto have been redeemed, (2) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of Regency and the distribution has been distributed to the holders of the related depositary shares, (3) termination is necessary to preserve our status as a REIT, (4) each share of the related preferred stock has been converted into Regency securities not so represented by depositary shares or has been distributed to the holders of depositary receipts, pro rata in accordance with their respective interests, or (5) a majority of any series of preferred stock adversely affected by such termination consents to such termination, whereupon the depositary will deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts, together with any other property held by the depositary with respect to the depositary receipts.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and issuance of depositary receipts, all withdrawals of preferred stock by owners of depositary shares and any redemption of the preferred stock. Holders of depositary receipts will pay all other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be paid by the holders.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering a notice to us of its election to do so, and we may at any time remove the depositary. Any resignation or removal will take effect upon the appointment of a successor depositary and the successor depositary’s acceptance of the appointment. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $500,000,000.

Restrictions on Ownership

In order to safeguard us against loss of our status as a REIT, the deposit agreement will contain provisions restricting the ownership and transfer of depositary shares. These restrictions will be described in the applicable prospectus supplement and will be referenced on the applicable depositary receipts.

Miscellaneous

The depositary will forward all reports and communications from us which we deliver to the depositary and which we are required or otherwise determine to furnish to the holders of the preferred stock.

Neither the depositary nor we will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. The obligations of Regency and the depositary under the deposit agreement will be limited to performance in good faith of our respective duties thereunder. We and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to have authority to act on their behalf and on documents believed to be genuine.

DESCRIPTION OF WARRANTS

General

We may issue warrants to purchase our common stock, independently or together with common stock. We will issue warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, as more fully described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will contain a description of the following terms:

(1) the title of the warrants;

(2) the number of shares of our common stock for which the warrants are exercisable;

(3) the price or prices at which the warrants will be issued;

(4) the aggregate number of warrants;

(5) the designation and terms of any other securities with which the warrants are issued, the number of warrants issued with each such security and the date, if any, on which the warrants will become separately transferable;

(6) any provisions for adjustment of the number of shares of common stock receivable upon exercise of the warrants or the exercise price of the warrants;

(7) the price or prices at which the underlying common stock purchasable upon exercise of the warrants may be purchased;

(8) if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

(9) the date on which the right to exercise the warrants will begin, and the date on which the right will expire;

(10) the maximum or minimum number of warrants which may be exercised at any time;

(11) information with respect to book-entry procedures, if any; and

(12) any other terms, procedures and limitations relating to the exercise and exchange of the warrants.

Exercise of Warrants

Each warrant will entitle its holder to purchase, for cash and/or securities (as will be specified in the applicable prospectus supplement), shares of our common stock, at the exercise price set forth in, or determinable as set forth in, the applicable prospectus supplement. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the warrants. After the close of business on the expiration date, unexercised warrants will become void.

Upon receipt of payment and the properly completed and duly executed warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the common stock purchasable upon exercise of the warrants. If a holder exercises less than all of the warrants represented by the warrant certificate, the warrant agent will issue a new warrant certificate for the remaining warrants.

Before the exercise of any warrants, holders of the warrants will not have any of the rights of holders of the shares subject to the warrants, including the right to vote or to receive any payments of dividends on our common stock.

Anti-dilution and Other Provisions

The exercise price payable, the number of shares of common stock purchasable upon the exercise of each applicable warrant and the number of applicable warrants outstanding are subject to adjustment if specified events occur. These events include:

•	the issuance of a stock dividend to holders of our common stock; and

•	a combination, subdivision or reclassification of shares of our common stock.

In lieu of adjusting the number of shares of common stock purchasable upon exercise of each applicable warrant, we may elect to adjust the number of warrants. No adjustment in the number of shares purchasable upon exercise of the warrants will be required until cumulative adjustments require an adjustment of at least 1% in the number of shares purchasable. We may also, at our option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of warrants, but we will pay the cash value of fractional shares otherwise issuable. Notwithstanding the preceding sentences, in case of any consolidation, merger, or sale or conveyance of our property as an entirety or substantially as an entirety, each warrant holder will have the right to the kind and amount of shares of stock and other securities and property, including cash, receivable by a holder of the number of shares of common stock into which the warrants were exercisable immediately prior to this event.

The descriptions of the warrant agreements in this prospectus and in any prospectus supplement are summaries of material provisions of the applicable warrant agreements. These descriptions do not restate those agreements in their entirety and do not contain all of the information that you may find useful or that may be important to you. You should refer to the provisions of the applicable warrant agreement and warrant certificate relating to the warrants because they, and not the summaries, define your rights as holders of the warrants or any warrant units. For more information, please review the forms of these documents, which will be filed with the SEC promptly after the offering of warrants and will be available as described under the heading “Where You Can Find More Information” above.

PLAN OF DISTRIBUTION

We may sell the offered securities:

•	directly to purchasers;

•	through agents;

•	through dealers;

•	through underwriters;

•	directly to our stockholders; or

•	through a combination of any of these methods of sale.

The prospectus supplement relating to the offered securities will set forth the offering terms, including the name or names of any underwriters, dealers or agents, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts, commissions and other items constituting underwriters’ compensation, any initial public offering price and any underwriting discounts, commissions and other items allowed or reallowed or paid to dealers or agents, and any securities exchanges on which the securities may be listed.

We may use one or more underwriters in the sale of the securities, in which case the offered securities will be acquired by the underwriter or underwriters for their own account and may be resold from time to time in one or more transactions either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

We may directly solicit offers to purchase the securities. Agents designated by us from time to time may also solicit offers to purchase securities. Any agent designated by us, who may be deemed to be an “underwriter” as that term is defined in the Securities Act of 1933, involved in the offer or sale of the securities will be named, and any commissions payable by us to the agent will be set forth in the prospectus supplement.

If we use a dealer in the sale of the offered securities, we will sell the securities to the dealer, as principal. The dealer, who may be deemed to be an “underwriter” as that term is defined in the Securities Act of 1933, may then resell the offered securities to the public at varying prices to be determined by the dealer at the time of resale.

If we use one or more underwriters in the sale, we will sign an underwriting agreement with the underwriters at the time of sale to the underwriters. The names of the underwriters will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the offered securities to the public. In connection with the sale of securities, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may also sell offered securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of our securities, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of our securities. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement or a post-effective amendment to this registration statement.

If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase offered securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date or dates. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchasers under any delayed delivery contract will not be subject to any conditions except:

•	the purchase of the offered securities must not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject; and

•	if the offered securities are also being sold to underwriters, we will have sold to the underwriters the offered securities not sold for delayed delivery.

The underwriters, dealers and other persons will not have any responsibility for the validity or performance of these contracts. The prospectus supplement relating to the contracts will set forth the price to be paid for securities under the contracts, the commission payable for solicitation of the contracts and the date or dates in the future for delivery of offered securities under the contracts.

Unless otherwise set forth in the applicable prospectus supplement, the obligations of underwriters to purchase the offered securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities, if any are purchased. In connection with the offering of securities, we may grant to the underwriters an option to purchase additional securities to cover over-allotments at the initial public offering price, with an additional underwriting commission, as may be set forth in the accompanying prospectus supplement. If we grant any over-allotment option, the terms of the over-allotment option will be set forth in the prospectus supplement for the securities.

Underwriters, dealers and agents may be entitled, under their agreements with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which they may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

The anticipated date of delivery of offered securities will be set forth in the applicable prospectus supplement relating to each offer.

Trading Markets and Listing of Securities

Our common stock is traded on the New York Stock Exchange. We may elect to list any other class or series of securities on any exchange but are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain of the material federal income tax considerations regarding Regency and is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States, and persons who own shares as part of a conversion transaction, as part of a hedging transaction or as a position in a straddle for tax purposes) subject to special treatment under the federal income tax laws. This summary deals only with shareholders of Regency that hold shares as “capital assets,” within the meaning of Section 1221 of the Code. This summary does not discuss any state, local, or foreign tax considerations. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively).

As used in this section, the term “Company” refers to Regency Centers Corporation and all qualified REIT subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (collectively, the “Management Company”) (which is treated as a separate entity for federal income tax purposes, although its results are consolidated with those of the Company for financial reporting purposes).

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

General

The Company made an election to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 1993. The Company believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and the Company intends to continue to operate in such a manner in the future. However, no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT.

The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

It is the opinion of Foley & Lardner LLP that the Company has been organized in conformity with the requirements for qualification and taxation as a REIT commencing with the Company’s taxable year that ended December 31, 1993 and for all subsequent taxable years to date, and its method of operation will enable it to continue to be taxed as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters including, but not limited to, those set forth below in this discussion of “Certain Federal Income Tax Considerations,” those concerning its business and properties, and certain matters relating to the Company’s manner of operation. Foley & Lardner LLP is not aware of any facts or circumstances that are inconsistent with these representations and assumptions. The qualification and taxation as a REIT depends upon the Company’s ability to meet, through actual annual (and in some cases quarterly) operating results, the various income, asset, distribution, stock ownership and other tests discussed below, the results of which will not be reviewed by nor be under the control of Foley & Lardner LLP. Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see “—Failure to Qualify.”

Taxation of the Company

As a REIT, the Company generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances.

First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

Second, under certain circumstances, the Company may be subject to the “corporate alternative minimum tax” on its items of tax preference.

Third, if the Company has (i) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by the Company by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate.

Fourth, if the Company has net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax.

Fifth, if the Company fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but still maintains its qualification as a REIT because other requirements are met, the Company will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of the Company’s gross income exceeds the amount of the Company’s income qualifying under the 75% test for the taxable year or (2) the amount by which 90% of the Company’s gross income exceeds the amount of the Company’s income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect the Company’s profitability.

Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

Seventh, the Company will be subject to a 100% penalty tax on some payments it receives (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among the Company, its tenants, and the Company’s taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

Eighth, if the Company acquires any asset from a C corporation (that is, a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in the Company’s hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property’s “built-in gain” (the excess of the fair market value of such property at the time of acquisition by the Company over the adjusted basis in the property at such time), such gain will be subject to tax at the highest regular corporate rate applicable. The rule described above with respect to the recognition of “built-in gain” will apply assuming that an election is not made pursuant to Section 1.337(d)-7 of the Treasury Regulations to treat the asset as having been sold by the C corporation for fair market value immediately before the acquisition by the Company.

In addition, the Management Company is taxed on its income at regular corporate rates.

Requirements for Qualification

A REIT is defined in the Code as a corporation, trust or association:

(1) which is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(5) the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution);

(6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for “five or fewer” individuals (as defined in the Code to include certain entities);

(7) which meets certain income and asset tests described below and

(8) which makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year which has not been terminated or revoked.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company has previously issued sufficient shares to allow it to satisfy conditions (5) and (6). The Company’s articles of incorporation provide restrictions regarding the transfer of its shares which are intended to assist the Company in continuing to satisfy the stock ownership requirements described in (5) and (6) above. Moreover, for the Company’s taxable years commencing on or after January 1, 1998, if the Company complies with regulatory rules pursuant to which it is required to send annual letters to certain of its shareholders requesting information regarding the actual ownership of its stock, but does not know, or exercising reasonable diligence would not have known, whether it failed to meet the requirement that it not be closely held, the Company will be treated as having met the “five or fewer” requirement. If the Company were to fail to comply with these regulatory rules for any year, it would be subject to a $25,000 penalty. If the Company’s failure to comply was due to intentional disregard of the requirements, the penalty would be increased to $50,000. However, if the Company’s failure to comply was due to reasonable cause and not willful neglect, no penalty would be imposed.

In addition, the Company must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, use a calendar year for federal income tax purposes, and comply with the recordkeeping requirements of the Code and regulations promulgated thereunder.

The Company owns, and intends to continue to own, its properties through its operating partnership, Regency Centers, L.P. (the “Partnership”), of which the Company is the general partner and a Company subsidiary is the principal limited partner. The former owners of certain Partnership properties and certain investment funds also are limited partners. The Partnership presently owns certain of its properties indirectly through other partnerships and limited liability companies (collectively with the Partnership, the “Property Partnerships”), of which the partners are the Partnership and certain third parties. In the case of a REIT which is a partner in a partnership either directly or indirectly through a qualified REIT subsidiary, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests. Thus, the Company’s proportionate share of the assets, liabilities and items of income of the Property Partnerships (other than certain properties held by the Management Company), is treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described below.

The Company believes that each of the Property Partnerships in which it owns an interest, directly or through another partnership or limited liability company, will be treated as partnerships or disregarded for federal income tax purposes and will not be taxable as corporations. If any of these entities were treated as a corporation, it would be subject to an entity level tax on its income and the Company could fail to meet the REIT income and asset tests. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see “—Failure to Qualify.”

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (discussed below), all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of the Company will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states. Although in the past the Company owned some of its properties indirectly through qualified REIT subsidiaries, at the present time, the Company does not utilize any qualified REIT subsidiaries.

A “taxable REIT subsidiary” of the Company is a corporation in which the Company directly or indirectly owns stock and that elects, together with the Company, to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if a taxable REIT subsidiary of the Company owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of the Company. A taxable REIT subsidiary is a corporation subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

Generally, a taxable REIT subsidiary can perform some impermissible tenant services without causing the Company to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries are intended to ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to the Company. In addition, a REIT will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between the REIT, the REIT’s tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

The Management Company has made an election to be treated as a taxable REIT subsidiary of the Company.

Income Tests

In order for the Company to maintain its qualification as a REIT, it must satisfy two gross income requirements annually. First, at least 75% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property”, gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property or from certain types of temporary investments.

Second, at least 95% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from any combination of income qualifying under the 75% test, dividends, and from interest, some payments under hedging instruments, gain from the sale or disposition of stock or securities and some hedging instruments.

Rents received by the Company qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met.

First, the amount of rent must not be based in whole or in part on the income or profits derived by any person from such property, although an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company does not anticipate charging rent for any portion of any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts for sales, which is permitted by the Code).

Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary and at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. The Company does not anticipate receiving rents from such a tenant. Additionally, pursuant to the articles of incorporation, Related Tenant Owners are prohibited from acquiring constructive ownership of more than 9.8% by value of the Company.

Third, rent attributable to personal property leased in connection with a lease of real property will not qualify if it is greater than 15% of the total rent received under the lease.

Fourth, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, the Company is generally only allowed directly to provide services that are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, the Company may not provide “impermissible services” to tenants (except through a taxable REIT subsidiary, or through an independent contractor that bears the expenses of providing the services and from whom the Company derives no revenue) without giving rise to “impermissible tenant service income,” which is nonqualifying income for purposes of the income tests. For this purpose, the amount that the Company would be deemed to have received for performing any “impermissible services” will be the greater of the actual amount so received or 150% of the direct cost to the Company of providing those services. If impermissible tenant service income exceeds 1% of the Company’s total income from a property, all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of the Company’s total income from the property, the services will not “taint” the other income from the property (that is, they will not cause the rent paid by tenants of that property to fail to qualify itself as rents from real property), but the impermissible tenant service income will not qualify as rents from real property. The Company provides certain services with respect to the properties that the Company believes complies with the “usually or customarily rendered” requirement. The Company will hire independent contractors from whom the Company derives no income to perform such services or utilize the Management Company to perform such services, to the extent that the performance of such services by the Company would cause amounts received from its tenants to be excluded from rents from real property.

The term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company does not expect to derive significant amounts of interest that would fail to qualify under the 75% and 95% gross income tests.

The Company’s share of any dividends received from corporate subsidiaries (and from other corporations in which the Company owns an interest) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. The Company does not anticipate that it will receive sufficient dividends to cause the Company to exceed the limit on nonqualifying income under the 75% gross income test.

It is possible that, from time to time, the Company or the Partnership will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms. If the Company or the Partnership enters into an interest rate swap or cap contract to hedge any variable rate indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test but not for the 75% gross income test. Income from hedging transactions which is qualifying income for the 95% gross income test also includes payments to the Company under an option, futures contract, forward rate agreement, or any similar financial instrument. To the extent that the Company or the Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

The Management Company receives fees in consideration of the performance of management and administrative services with respect to properties that are not owned by the Company and earns income from the acquisition, development and resale of real estate. Distributions received by the Company from the Management Company of its earnings do not qualify under the 75% gross income test. The Company believes that the aggregate amount of the distributions from the Management Company together with all other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

The Company believes that it has satisfied the 75% and 95% gross income tests for taxable years ended prior to the date of this prospectus and intends to operate in such a manner so as to satisfy such tests in the future.

If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company’s failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above, even if those relief provisions apply, a tax would be imposed with respect to the excess net income.

If the Company has net income from “prohibited transactions,” that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While the Company has undertaken a significant number of asset sales in recent years, the Company does not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise.

Asset Tests

The Company, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets. First, at least 75% of the value of the Company’s total assets must be represented by real estate assets (including (i) its allocable share of real estate assets which are held by the Partnership or other Property Partnerships or which are held by “qualified REIT subsidiaries” of the Company and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the value of the Company’s total assets may be represented by securities other than those in the 75% asset class. Third, except for equity investments in REITs, qualified REIT subsidiaries, or taxable REIT subsidiaries or other securities that qualify as “real estate assets” for purposes of the 75% test described above, (a) the value of any one issuer’s securities that the Company owns may not exceed 5% of the value of the Company’s total assets; (b) the Company may not own more than 10% of any one issuer’s outstanding voting securities; and (c) the Company may not own more than 10% of the value of the outstanding securities of any one issuer. For purposes of the 10% value test, securities which qualify as “straight debt” are not taken into account if (a) the issuer is an individual, (b) the only securities of such issuer which are held by the REIT or a taxable REIT subsidiary are straight debt or (c) the issuer is a partnership and the REIT owns at least a 20% profits interest in the partnership. Straight debt means any written unconditional promise to pay on demand or on a specified date a sum certain in money if (a) the interest rate (and the interest payment dates) are not contingent on profits, the borrower’s discretion or similar factors and (b) the instrument is not convertible. Fourth, no more than 20% of the Company’s total value may be comprised of securities of one or more taxable REIT subsidiaries.

The Partnership owns 100% of the outstanding capital stock of the Management Company. The Company believes that the aggregate value of the Management Company does not exceed 20% of the aggregate value of the Company’s gross assets. As of each relevant testing date prior to the election to treat the Management Company as a taxable REIT subsidiary, which election first became available as of January 1, 2001, the Company believes it did not own more than 10% of the voting securities of the Management Company. In addition, the Company believes that as of each relevant testing date prior to the election to treat the Management Company as a taxable REIT subsidiary of the Company, the Company’s pro rata share of the value of the securities, including debt, of the Management Company did not exceed 5% of the total value of the Company’s assets. No independent appraisals have been obtained to support the Company’s estimate of value, however, and Foley & Lardner LLP, in issuing its opinion on the Company’s qualification as a REIT, is relying on the Company’s representation as to the limited value of the stock interests in the Management Company.

After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT if it fails to satisfy the 25%, 20%, and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of the Company’s assets. If the failure to satisfy the

25%, 20%, or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to maintain compliance with the asset tests and would attempt to take any available actions within 30 days after the close of any quarter in an effort to cure any noncompliance with the 25%, 20%, or 5% asset tests or 10% value limitation of which it becomes aware within that period. If the Company failed to cure noncompliance with the asset tests within this time period, it would cease to qualify as a REIT. See “—Failure to Qualify.”

Annual Distribution Requirements

The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gains dividends) to its shareholders in an amount at least equal to: (a) the sum of (i) 90% of the Company’s “REIT taxable income” (computed without regard to the dividends paid deduction and the Company’s net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property; minus (b) the sum of certain items of non-cash income. Such distribution must be paid in the taxable year to which it relates, or in the following taxable year if declared before the Company timely files its tax return for such prior year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute (or is not treated as having distributed) all of its net capital gain or distributes (or is treated as having distributed) at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. The Company may elect to retain, rather than distribute as a capital gain dividend, its net long-term capital gains. If the Company makes this election, a “Capital Gains Designation,” the Company would pay tax on its retained net long-term capital gains. In addition, to the extent the Company makes a Capital Gains Designation, a U.S. Shareholder generally would: (i) include its proportionate share of the Company’s undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of the Company’s taxable year falls (subject to certain limitations as to the amount that is includable); (ii) be deemed to have paid the capital gains tax imposed on the Company on the designated amounts included in the U.S. Shareholder’s long-term capital gains; (iii) receive a credit or refund for the amount of tax deemed paid by it; (iv) increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and (v) in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS. If the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year (other than capital gain income that the Company elects to retain and pay tax on) and (iii) any undistributed taxable income from prior periods (other than capital gains from such years which the Company elected to retain and pay tax on), the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

The Company intends to make timely distributions sufficient to satisfy this annual distribution requirement in the future. It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between the actual receipt of income and the actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at the taxable income of the Company, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the 90% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a certain year by paying “deficiency dividends” to shareholders in a later year, which may be included in the Company’s deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Such a failure could have an adverse effect on the market value and marketability of the common stock. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable to individual shareholders generally at preferential capital gain rates applicable to dividends through December 31, 2008, and otherwise, including to corporate distributees, as ordinary income. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

Taxation of Taxable Domestic Shareholders

As used in this section, the term U.S. shareholder means a holder of shares who is (i) a citizen or resident of the United States, (ii) a domestic corporation, partnership, limited liability company or other entity treated as a corporation or partnership for federal income tax purposes, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source; or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all substantial decisions of the trust.

So long as the Company qualifies as a REIT, distributions to U.S. shareholders out of the Company’s current or accumulated earnings and profits that are not designated as capital gain dividends generally will be taxable as ordinary income and will not be eligible for the dividends received deduction generally available for corporations. However, dividends, other than capital gain dividends, that are (i) attributable to income on which the Company was subject to tax in the previous taxable year at the corporate level, either because it did not distribute such income or such income consists of gains from certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, or (ii) attributable to dividends received by the Company from non-REIT corporations, such as taxable REIT subsidiaries, during the current taxable year will be taxable, to the extent designated by the Company, to individual stockholders as net capital gain at the maximum rate of 15%. Distributions in excess of the Company’s current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that the distributions do not exceed the adjusted tax basis of the shareholder’s shares. Rather, the distributions will reduce the adjusted tax basis of the shares. Distributions that exceed the U.S. shareholder’s adjusted tax basis in the Company’s shares will be taxable as capital gains. If the Company declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, the Company will be treated as having paid the dividend, and the shareholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

The Company may elect to designate distributions of the Company’s net capital gain as “capital gain dividends.” Capital gain dividends are taxed to shareholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. shareholder has held the Company’s shares. Designations that the Company makes only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If the Company designates any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an Internal Revenue Service Form 1099–DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, the Company may designate all or part of its net capital gain as “undistributed capital gain.” The Company will be subject to tax at regular corporate rates on any undistributed capital gain. A U.S. shareholder (1) will include in its income as long-term capital gains its proportionate share of such undistributed capital gains; (2) will be deemed to have paid its proportionate share of the tax paid by the Company on such undistributed capital gains and receive a credit or refund to the extent that the tax the Company paid exceeds the U.S. shareholder’s tax liability on the undistributed capital gain; and (3) in the case of a U.S. shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS. A U.S. shareholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The Company’s earnings and profits will be adjusted appropriately.

The Company will classify portions of any designated capital gain dividend or undistributed capital gain as either: (1) a 15% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 15%; or (2) an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%.

Distributions that the Company makes and gain arising from the sale or exchange by a U.S. shareholder of the Company’s shares will not be treated as passive activity income, and as a result, U.S. shareholders generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. A U.S. shareholder may elect to treat capital gain dividends and capital gains from the disposition of shares as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. The Company will notify shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital, capital gain or represent tax preference items to be taken into account for purposes of computing the alternative minimum tax liability of the shareholders. U.S. shareholders may not include in their individual income tax returns any of the Company’s net operating losses or capital losses. The Company’s operating or capital losses would be carried over by the Company for potential offset against future income, subject to applicable limitations.

Upon any taxable sale or other disposition of shares, a U.S. shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between: (1) the amount of cash and the fair market value of any property received on the sale or other disposition and (2) the holder’s adjusted tax basis in the shares for tax purposes.

This gain or loss will be a capital gain or loss. The applicable tax rate will depend on the shareholder’s holding period for the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the shareholder’s tax bracket. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate shareholders) to a portion of capital gain realized by a noncorporate shareholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Shareholders are urged to consult with their tax advisors with respect to their capital gain tax liability. A corporate U.S. shareholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of the Company’s shares. In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. shareholder from the Company that were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Shareholders

Provided that a tax-exempt shareholder has not held its common shares as “debt financed property” within the meaning of the Code, distributions from the Company will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless the tax-exempt shareholder has held its shares as debt financed property within the meaning of the Code or has used the shares in a trade or business.

However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in the Company will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt shareholders should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI if received by any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts.”

A REIT is a pension held REIT if it meets the following two tests: (1) it qualified as a REIT only by reason of Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining if the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and (2) either (a) at least one pension trust holds more than 25% of the value of the REIT’s stock, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

The percentage of any REIT dividend from a “pension held REIT” treated as UBTI is equal to the ratio of UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look-through” exception for pension trusts. Based on both the Company’s current share ownership and the limitations on transfer and ownership of shares contained in the Company’s organizational documents, we do not expect to be classified as a pension held REIT.

U.S. Taxation of Non-U.S. Shareholders

As used in this section, the terms “non-U.S. shareholder” means a holder of shares that is not a U.S. person for U.S. federal income tax purposes. The Company’s distributions to a non-U.S. shareholder that are neither attributable to gain from sales or exchanges by the Company of “U.S. real property interests” nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of the Company’s current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. shareholder of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. shareholders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non-U.S. shareholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Distributions in excess of current and accumulated earnings and profits that exceed the non-U.S. shareholder’s basis in the Company’s shares will be taxable to a non-U.S. shareholder as gain from the sale of shares, which is discussed below. Distributions in excess of current or accumulated earnings and profits of the Company that do not exceed the adjusted tax basis of the non-U.S. shareholder in the Company’s shares will reduce the non-U.S. shareholder’s adjusted tax basis in the shares and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.

The Company expects to withhold U.S. income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. shareholder unless: (1) a lower treaty rate applies and the non-U.S. shareholder files an Internal Revenue Service Form W-8BEN evidencing eligibility for that reduced treaty rate with the Company; or (2) the non-U.S. shareholder files an Internal Revenue Service Form W-8ECI with the Company claiming that the distribution is effectively connected income.

The Company may be required to withhold at least 10% of any distribution in excess of the Company’s current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the Internal Revenue Service if the non-U.S. shareholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. shareholder that the Company designates at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless: (1) the investment in the shares is effectively connected with the conduct of the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders on any gain, except that a shareholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above, or (2) the non-U.S. shareholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. shareholder that are attributable to gain from sales or exchanges by the Company of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. shareholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. shareholders will be taxed on this gain at the same rates applicable to U.S. shareholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation.

The Company will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to foreign shareholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of the Company’s net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. shareholder’s United States federal income tax liability.

Although the law is not clear on the matter, it appears that amounts the Company designates as undistributed capital gains in respect of the common shares held by U.S. shareholders generally should be treated for non-U.S. shareholders in the same manner as actual distributions by the Company of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their United States federal income tax liability resulting from reporting the capital gain their proportionate share of the tax paid by the Company on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent their proportionate share of this tax paid by the Company were to exceed their actual United States federal income tax liability.

Gain recognized by a non-U.S. shareholder upon the sale or exchange of the Company’s shares generally would not be subject to United States taxation unless: (1) the investment in the Company’s shares is effectively connected with the conduct of the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as domestic shareholders as to any gain; (2) the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or (3) the Company’s shares constitute a U.S. real property interest within the meaning of FIRPTA, as described below.

The Company’s shares will not constitute a U.S. real property interest if the Company is a domestically controlled REIT. The Company will be a domestically-controlled REIT if, at all times during the 5 year period, preceding a sale or exchange of stock, less than 50% in value of the Company’s stock is held directly or indirectly by non-U.S. shareholders. The Company believes that it currently is not a domestically controlled REIT because Security Capital U.S. Realty, a foreign company, beneficially owned in excess of 50% in value of the Company’s shares until May 14, 2002, when beneficial ownership of those shares was acquired by General Electric Company. Therefore, the sale of the Company’s shares may currently be subject to taxation under FIRPTA. The Company believes, however, that at the present time less than 50% in value of the Company’s stock is held directly or indirectly by non-U.S. shareholders and hence, the Company may become domestically-controlled in the future. Because the Company’s shares are publicly traded, however, the Company cannot guarantee that the Company will become a domestically controlled REIT. Even if the Company does not qualify as a domestically controlled REIT at the time a non-U.S. shareholder sells the Company’s shares, gain arising from the sale still would not be subject to FIRPTA tax if: (1) the class or series of shares sold is considered regularly traded under applicable treasury regulations on an established securities market, such as the New York Stock Exchange; and (2) the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of the Company’s shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular U.S. income tax as to any gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Other Tax Consequences

The Company and its security holders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its security holders may not conform to the federal income tax consequences discussed above. Consequently, prospective security holders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

Backup Withholding

U.S. Shareholders

The Company will report to its domestic shareholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless such shareholder (a) is a corporation or another form of entity exempt from backup withholding and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company.

Non-U.S. Shareholders

Generally, information reporting will apply to payments of distributions on the Company’s shares, and backup withholding may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of Company shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. shareholder of Company shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. shareholder’s foreign status and has no actual knowledge to the contrary.

Applicable treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these treasury regulations varies depending on the shareholder’s particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.

ERISA CONSIDERATIONS

The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the prohibited transactions provisions of Section 4975 of the Code that may be relevant to a prospective purchaser of our securities. This discussion does not purport to deal with all aspects of ERISA or Section 4975 of the Code that may be relevant to particular shareholders (including plans subject to Title I of ERISA, other retirement plans and Individual Retirement Accounts (“IRA’s”) subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental plans or church plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to the prohibited transaction provisions of Section 503 of the Code and to state law requirements) in light of their particular circumstances.

IF YOU ARE A FIDUCIARY MAKING THE DECISION TO INVEST IN SECURITIES ON BEHALF OF A PROSPECTIVE PURCHASER THAT IS AN EMPLOYEE BENEFIT PLAN, A TAX QUALIFIED RETIREMENT PLAN, OR AN IRA YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, SECTIONS 4975 AND 503 OF THE CODE, AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF OUR SECURITIES BY SUCH PLAN OR IRA.

Employee Benefit Plans, Tax Qualified Retirement Plans and IRAs

Each fiduciary of a pension, profit sharing, or other employee benefit plan subject to Title I of ERISA (an “ERISA plan”) should carefully consider whether an investment in our securities is consistent with its fiduciary responsibilities under ERISA. The fiduciary must make its own determination as to whether an investment in the securities:

•	is permissible under the documents governing the ERISA plan;

•	is appropriate for the ERISA plan under the general fiduciary standards of investment prudence and diversification, taking into account the overall investment policy of the ERISA plan and the composition of the ERISA plan’s investment portfolio; and

•	would result in a nonexempt prohibited transaction under ERISA and the Code.

The fiduciary of an IRA or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees (a “non-ERISA plan”) should consider that such an IRA or non-ERISA plan may only make investments that are authorized by the appropriate governing documents and under applicable state law. The fiduciary should also consider the applicable prohibited transaction rules of Sections 4975 and 503 of the Code.

Status of the REIT

The following section discusses certain principles that apply in determining whether the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Code apply to an entity because one or more investors in the entity’s equity interests is an ERISA plan or is a non-ERISA plan or an IRA subject to Section 4975 of the Code. An ERISA plan fiduciary should also consider the relevance of these principles to ERISA’s prohibition on improper delegation of control over or responsibility for “plan assets” and ERISA’s imposition of co-fiduciary liability on a fiduciary who participates in, permits (by action or inaction) the occurrence of, or fails to remedy a known breach by another fiduciary.

Under the Department of Labor regulations as to what constitutes assets of an employee benefit plan (the “DOL regulations”), if an ERISA plan acquires an equity interest in an entity, which interest is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, the ERISA plan assets would include, for purposes of the fiduciary responsibility provisions of ERISA, both the equity interest and an undivided interest in each of the entity’s underlying assets unless certain specified exceptions apply. The DOL regulations define a publicly offered security as a security that is “widely held,” “freely transferable,” and either part of a class of securities registered under the Securities Exchange Act of 1934, or sold pursuant to an effective registration statement under the Securities Act of 1933 (provided the securities are registered under the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The equity securities offered hereby will be sold in an offering registered under the Securities Act of 1933 and are or are expected to be registered under the Securities Exchange Act of 1934.

The DOL regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 as a result of events beyond the issuer’s control. Our common stock is “widely held.”

The DOL regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is expected to be the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are freely transferable. We believe that restrictions imposed under our articles of incorporation on the transfer of our capital stock are limited to the restrictions on transfers generally permitted under the DOL regulations and are not likely to result in the failure of our capital stock to be “freely transferable.” The DOL regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the Department of Labor and the U.S. Treasury Department will not reach a contrary conclusion.

LEGAL MATTERS

The validity of the securities to which this prospectus relates and certain tax matters described under “Certain Federal Income Tax Considerations” and “ERISA Considerations” will be passed upon for Regency by Foley & Lardner LLP, Jacksonville, Florida. Attorneys with Foley & Lardner LLP representing Regency with respect to this offering beneficially owned approximately 6,850 shares of Regency’s common stock as of the date of this prospectus.

EXPERTS

The consolidated financial statements and schedules of Regency Centers Corporation as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

3,000,000 Shares

Regency Centers Corporation

6.70% Series 5 Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per Share)

PROSPECTUS  SUPPLEMENT

July 27, 2005

Citigroup

JPMorgan

Wachovia Securities